                                               Filed Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-28519

[LOGO OF CORSAIR COMMUNICATIONS]
-------------------------------------------------------------------------------

 2,500,000 SHARES
 COMMON STOCK
-------------------------------------------------------------------------------

 All of the 2,500,000 shares of Common Stock, par value $.001 per share ("Common Stock"), are being sold by Corsair Communications, Inc. ("Corsair" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "CAIR."

 FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             PRICE TO    UNDERWRITING PROCEEDS TO
             PUBLIC      DISCOUNT(1)  COMPANY(2)
  Per Share  $15.00      $1.05        $13.95
  Total(3)   $37,500,000 $2,625,000   $34,875,000

 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses estimated at $900,000, payable by the Company.
 (3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $43,125,000, $3,018,750 and $40,106,250, respectively. See
     "Underwriting."

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York, New York on or about August 4, 1997.

 DEUTSCHE MORGAN GRENFELL

                      HAMBRECHT & QUIST

                                                    WESSELS, ARNOLD & HENDERSON

 The date of this Prospectus is July 29, 1997.

                             [INSIDE FRONT COVER]


Background:                        Green

Main inner box background:         Tan

Upper box background:              Blue

Text in upper box:                 Corsair's strategy is to deliver tomorrow's
                                     wireless solutions.
Text in upper left box
  (slightly lower):                Corsair's PhonePrint System:

Text below in bullet format:       Platform hardware deployed in cell sites.
                                   Powerful, flexible distributed architecture.
                                   Real-time roaming network.

Graphics below bullets:            Multiple cellular telephone sites in various
                                   cities depicted by antennas next to a small building linked together through a real-time network depicted by a blue cloud.

Text below depicted cell sites:    Los Angeles
                                   New York
                                   Mexico City

Text in blue cloud:                Real-Time Network

Text in middle left box:           Corsair's Multiproduct Platform Strategy:

Text below in bullet format:       Developing products for customer retention
                                   and wireless phone location.

                                   Continuing expansion into new U.S. and
                                   international markets.

                                   Leveraging relationships with the leading wireless providers.

Graphics below bullets:            Five 3-D boxes. One green box on left and
                                   three orange boxes on right with arrows to center blue box.

Text in left 3-D box:              Fraud Prevention Application
                                   (PhonePrint(R) RF Fingerprinting)

Text in center 3-D box:            CORSAIR  Multiproduct Platform

Text in right upper 3-D box:       Customer Retention Application*
                                   (Identify Out-of-Spec Phones)

Text in right center 3-D box:      Location Application*
                                   (Wireless E9-1-1 and other Commercial
                                   Services)

Text in right lower 3-D box:       Other Applications*

Text in lower left corner:         CORSAIR COMMUNICATIONS (with logo)

Text in lower right corner:        *Future application



  PhonePrint(R) is a registered trademark and Corsair(TM) is a trademark of the Company. All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  Except as otherwise noted, all information in this Prospectus, including share and per share information, (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects a two-for-three reverse stock split of the outstanding Common Stock effective prior to the closing of this Offering,
(iii) reflects the conversion of every three outstanding shares of the Company's Preferred Stock into two shares of Common Stock upon the closing of this Offering, and (iv) reflects an increase in the number of authorized shares of Common Stock from 20,000,000 to 75,000,000 and a decrease in the number of authorized shares of Preferred Stock from 14,548,963 to 10,000,000 effective immediately prior to the closing of this Offering.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Corsair Communications, Inc. provides an open architecture hardware and software system that can serve as a platform for the delivery of multiple products and services to the wireless telecommunications industry. The genesis for the platform is PhonePrint, a system that has proven highly effective in reducing cloning fraud. The PhonePrint system has prevented over 100 million fraudulent call attempts and some customers have reported up to a 90% reduction in cloning fraud losses after deploying PhonePrint. In addition to providing cloning fraud prevention, the Company's platform is designed to support a broad range of products and services for the wireless telecommunications industry, including churn reduction and phone location products. The Company believes that new products can be integrated with its open, scaleable platform, which can provide a number of benefits to wireless telecommunications carriers, including accelerated development and deployment, reduced costs, efficient use of cell site space and improved customer service.

  The Company sells and markets its products to wireless telecommunications carriers domestically and internationally. The Company's customers include AT&T Wireless Services, Bell Atlantic NYNEX Mobile, BellSouth Cellular Corp., Comcast Cellular Communications, Inc., GTE Mobilnet Service Corp., Los Angeles Cellular Telephone Company, Pilipino Telephone Corporation (Piltel), RadioMovil DIPSA, S.A. de C.V. (Telcel) and Southwestern Bell Mobile Systems, Inc.

                                  THE OFFERING

Common Stock offered..................... 2,500,000 shares
Common Stock outstanding after the
 offering................................ 13,261,992 shares(1)
Use of proceeds.......................... Working capital, general corporate purposes and potentially to repay
                                          certain indebtedness and for
                                          acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol............ CAIR

                             SUMMARY FINANCIAL DATA
                                 (In thousands)

                                 PERIOD FROM
                               DECEMBER 5, 1994    YEAR ENDED        SIX MONTHS
                                (INCEPTION) TO    DECEMBER 31,     ENDED JUNE 30,
                                 DECEMBER 31,   -----------------  ----------------
                                     1994        1995      1996     1996     1997
                               ---------------- -------  --------  -------  -------
STATEMENT OF OPERATIONS DATA:
Total revenues...............      $   --       $ 7,593  $ 19,606  $ 4,892  $20,320
Gross profit (deficit).......          --          (544)      409     (551)   3,817
Operating loss...............       (5,961)      (8,734)  (12,539)  (5,930)  (4,476)
Net loss.....................       (5,942)      (8,517)  (12,761)  (5,875)  (4,436)

                                                             JUNE 30, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------- --------------
BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments...... $20,286    $54,261
Working capital.........................................  17,519     51,494
Total assets............................................  38,594     72,569
Total stockholders' equity..............................  17,210     51,185

-------
(1) Based on shares outstanding as of June 30, 1997. Does not include 896,067 shares of Common Stock issuable upon exercise of options and warrants outstanding as of June 30, 1997.
(2) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby at the initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses, and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

  Corsair Communications, Inc. provides an open architecture hardware and software system that can serve as a platform for the delivery of multiple products and services to the wireless telecommunications industry. The genesis for the platform is PhonePrint, a system that has proven highly effective in reducing cloning fraud. The PhonePrint system has prevented over 100 million fraudulent call attempts and some customers have reported up to a 90% reduction in cloning fraud losses after deploying PhonePrint.

  Cloning occurs when a thief uses a scanning device to steal the mobile identification number and electronic serial number transmitted over the air during a wireless call, and then reprograms other phones with the stolen numbers. The reprogrammed phones, or "clones," are then used to make fraudulent calls on the wireless carriers' networks. Fraud in the United States ("U.S.") alone cost wireless telecommunications carriers in excess of $1 billion in 1996 and cloning fraud accounted for a majority of this fraud according to the Yankee Group. It is widely believed that cloning fraud also poses a significant problem for carriers worldwide.

  The PhonePrint system uses proprietary radio frequency ("RF") signal analysis technology, originally developed for use by the military, to identify attempted fraudulent calls and prevent cloners from gaining access to a carrier's analog network. The system measures specific characteristics of each phone's unique RF waveform to develop a description, or "RF fingerprint," that is a reliable tool to distinguish between a clone and a legitimate phone. Just as no two human fingerprints are the same, subtle manufacturing, component and design variances mean that no two wireless phones will generate the same waveform. As a result, the RF fingerprint cannot be emulated by another wireless phone.

  The scaleable design of the PhonePrint system allows carriers to deploy the system initially in areas where fraud is most prevalent and to further deploy the system over time in other parts of their networks. In addition, by purchasing subscriptions to the Company's PhonePrint Roaming Network, carriers can share RF fingerprints in real-time between PhonePrint systems in different markets to protect against roaming fraud.

  The Corsair platform has been designed as a distributed, open architecture system into which products for wireless telecommunications carriers can be integrated. The Company believes that its platform will provide significant cost advantages for new products, as compared to stand-alone products offered by others, because of the ability to leverage common designs and components. The Company is currently developing two additional products that can be integrated into the existing platform. The first product is intended to reduce subscriber turnover or "churn" by reporting on the performance of subscriber phones and is currently expected to be introduced in 1998. The second product, currently targeted to be introduced in 1999, is intended to enable carriers to meet a Federal Communications Commission mandate that requires all U.S. wireless telecommunications carriers to be able to identify the location of emergency 911 callers on wireless networks by October 2001.

  The Company has installed PhonePrint in over 40 U.S. markets, as well as in Mexico and the Philippines. The Company's customers include AT&T Wireless Services, Bell Atlantic NYNEX Mobile, BellSouth Cellular Corp., Comcast Cellular Communications, Inc., GTE Mobilnet Service Corp., Los Angeles Cellular Telephone Company, Pilipino Telephone Corporation (Piltel), RadioMovil DIPSA, S.A. de C.V. (Telcel) and Southwestern Bell Mobile Systems, Inc.

  The Company was incorporated in Delaware in December 1994. Unless the context indicates otherwise, the "Company" or "Corsair" refer to Corsair Communications, Inc. The Company's headquarters are located at 3408 Hillview Avenue, Palo Alto, California 94304, and its telephone number is (415) 842-3300.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

  LIMITED OPERATING HISTORY; LACK OF PROFITABILITY. The Company was incorporated in December 1994 and first shipped its PhonePrint system in March 1995. Accordingly, the Company has only a limited operating history upon which to base an evaluation of its business and prospects. The Company has incurred net losses in each quarter since its incorporation, resulting in an accumulated deficit of $31.7 million as of June 30, 1997. There can be no assurance that the Company's existing revenue levels can be sustained, and past and existing revenue levels should not be considered indicative of future results or growth. Moreover, there can be no assurance that the Company will achieve or sustain profitability on a quarterly or annual basis. Operating results for future periods are subject to numerous uncertainties specified elsewhere in this Prospectus. The Company's prospects must be considered in light of the risks encountered by companies with limited operating histories, particularly companies in new and rapidly evolving markets such as the markets in which the Company now competes and may in the future compete. The Company's future operating results will depend upon, among other factors: the demand for PhonePrint; the Company's ability to introduce successful new products and product enhancements, including products that are sold to both analog network carriers and emerging digital network carriers such as Personal Communications Services ("PCS") and Enhanced Specialized Mobile Radio ("ESMR") carriers; the level of product and price competition; the ability of the Company to expand its international sales; the Company's success in expanding distribution channels; the Company's success in attracting and retaining motivated and qualified personnel; and the ability of the Company to avoid patent and other intellectual property litigation. If the Company is not successful in addressing such risks, as well as the others set forth in this Prospectus, the Company's business, operating results and financial condition will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON PHONEPRINT; DEPENDENCE ON ANALOG NETWORKS. To date, all of the Company's revenues have been attributable to PhonePrint, the Company's cloning fraud prevention system, and the Company anticipates that PhonePrint will continue to account for substantially all of the Company's revenues at least through the end of 1998. As a result, the Company's future operating results will depend on the demand for and market acceptance of PhonePrint. A relatively small number of analog network carriers are the potential customers for PhonePrint. A majority of the analog carriers in the largest U.S. markets have already begun to implement cloning fraud solutions, and the Company anticipates that the growth rate of demand for cloning fraud solutions in the U.S. will slow and demand may potentially decline over the next few years. If not offset by growth in international markets, this trend would have a material adverse effect on PhonePrint sales. Over time, this trend could also occur in international markets. As analog network carriers adopt cloning fraud solutions for their existing networks, the future commercial success of PhonePrint will depend in part on the further expansion of analog networks by those carriers. If analog networks do not continue to expand, expand slowly or expand in a manner that does not create significant new demand for cloning fraud solutions, then the future demand for PhonePrint would be materially adversely affected.

There can be no assurance that the market for cloning fraud solutions will grow as analog network carriers adopt solutions to their cloning fraud problems, or that current or future levels of revenues attributable to PhonePrint will be maintained or will not decline. Any reduction in the demand for PhonePrint would have a material adverse effect on the Company's business, operating results and financial condition.

  All of the Company's customers to date have been carriers that operate analog networks. Wireless services operating in digital mode, including PCS and ESMR in the U.S. and Global System for Mobile Communications ("GSM") in many foreign countries (including many European countries), use or may use authentication processes that automatically establish the validity of a phone each time it attempts to access the wireless telecommunications network. The Company is not aware of any information that suggests that cloners have been able to break the authentication encryption technologies. Unless the encryption technologies that form the basis for authentication are broken by cloners, the Company does not believe that operators of digital networks will purchase third-party radio frequency ("RF") fingerprinting solutions for cloning fraud such as PhonePrint. In addition, authentication processes for analog networks are also currently available. The Company is also very dependent on the continued widespread use of analog networks. While there are currently over 40 million analog phones in existence in the U.S., industry experts project that the number of analog phones will decline in the future. Any reduction in demand by analog network carriers for cloning fraud solutions would, or any reduction in the use of analog phones could, have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--The PhonePrint System" and "--Product Development."

  DEPENDENCE ON NEW PRODUCT INTRODUCTIONS AND PRODUCT ENHANCEMENTS. The Company's future success depends on the timely introduction and acceptance of new products and product enhancements that the Company is developing. However, there can be no assurance that any new products or product enhancements the Company attempts to develop will be developed successfully or on schedule, or if developed, that they will achieve market acceptance. In the case of products that can locate wireless phones, the U.S. Federal Communications Commission ("FCC") has mandated that wireless telecommunications carriers be able to identify the location of emergency 911 callers by October 2001. The Company has a significant product development effort underway addressing the need of U.S. wireless telecommunications carriers resulting from the FCC mandate. There can be no assurance that the FCC mandate will not be abolished or altered in a fashion that reduces or eliminates any potential demand for products addressing phone location. There can be no assurance that any wireless telecommunications carriers will purchase any phone location products before the effective date of the FCC mandate, October 2001. Any failure by the Company to introduce commercially successful new products or product enhancements or any significant delay in the introduction of such new products or product enhancements would have a material adverse effect on the Company's business, operating results and financial condition.

  The process of developing new products and product enhancements for use in the wireless telecommunications industry is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies emerge. In particular, the Company is aware of significant technical challenges with respect to the phone location product it is currently attempting to develop. In the past, the Company has experienced delays in the introduction of certain product enhancements, and there can be no assurance that new products or product enhancements will be introduced on schedule or at all. Any new products or product enhancements may also contain defects when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, defects will not be found in new products or product enhancements after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any loss of or delay in market acceptance would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Product Development."

  FLUCTUATIONS IN QUARTERLY FINANCIAL RESULTS; LENGTHY SALES CYCLE. The Company has experienced significant fluctuations in revenues and operating results from quarter to quarter due to a combination of factors and expects significant fluctuations to continue in future periods. Factors that are likely to cause the Company's revenues and operating results to vary significantly from quarter to quarter include, among others: the level and timing of revenues associated with PhonePrint; the timing of the introduction or acceptance of new products and services and product enhancements offered by the Company and its competitors; changes in governmental regulations or mandates affecting the wireless telecommunications industry; technological changes or developments in the wireless telecommunications industry; dependence on a single product; the size, product mix and timing of significant orders; the timing of system revenue; competition and pricing in the markets in which the Company competes; possible recalls; lengthy sales cycles; production or quality problems; the timing of development expenditures; further expansion of sales and marketing operations; changes in material costs; disruptions in sources of supply; capital spending; the timing of payments by customers; and changes in general economic conditions. These and other factors could cause the Company to recognize relatively large amounts of revenue over a very short period of time, followed by a period during which relatively little revenue is recognized. Because of the relatively fixed nature of most of the Company's costs, including personnel and facilities costs, any unanticipated shortfall in revenues in any quarter would have a material adverse impact on the Company's operating results in that quarter and would likely result in substantial adverse fluctuations in the price of the Company's Common Stock. Accordingly, the Company expects that from time to time its future operating results will be below the expectations of market analysts and investors, which would likely have a material adverse effect on the prevailing market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  A carrier's decision to deploy PhonePrint typically involves a significant commitment of capital by the carrier and approval by its senior management. Consequently, the timing of purchases are subject to uncertainties and delays frequently associated with significant capital expenditures, and the Company is not able to accurately forecast future sales of PhonePrint. In addition, purchases of PhonePrint involve testing, integration, implementation and support requirements. For these and other reasons, the sales cycle associated with the purchase of PhonePrint typically ranges from three to 18 months and is subject to a number of risks over which the Company has little control, including the carrier's budgetary and capital spending constraints and internal decision-making processes. In addition, a carrier's purchase decision may be delayed as a result of announcements by the Company or competitors of new products or product enhancements or by regulatory developments. The Company expects that there will be a lengthy sales cycle with respect to new products, if any, that the Company may offer in the future. Because of this lengthy sales cycle and the relatively large size of a typical order and because the Company does not recognize revenue until cell site equipment is activated or other contractual acceptance criteria are met, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially and adversely affected. See "Business--Sales, Marketing, Distribution and Customer Support."

  HIGHLY COMPETITIVE INDUSTRY. The market for PhonePrint is new and intensely and increasingly competitive. The Company believes that the primary competitive factors in the cloning fraud prevention market in which it currently competes include product effectiveness and quality, price, service and support capability and compatibility with cloning fraud prevention systems used by the carrier in other geographic markets and by the carrier's roaming partners. There has been a tendency for carriers that purchase cloning fraud prevention systems to purchase products from the company that supplies cloning fraud prevention systems to other carriers with whom the purchasing carrier has a roaming arrangement. As a result, the Company expects it will be significantly more difficult to sell PhonePrint to a carrier if the carrier's roaming partners use cloning fraud prevention systems supplied by a competitor. Furthermore, once a competitor has made a sale of RF-based cloning fraud prevention systems to a carrier, the Company expects that it is unlikely that the Company would be able to sell PhonePrint to that carrier.

  The Company's principal competitor for RF-based cloning fraud prevention systems is Cellular Technical Services Company, Inc. ("CTS"). CTS has agreements pursuant to which it has installed or will install its RF-based cloning fraud prevention system in many major U.S. markets. PhonePrint also competes with a number of alternative technologies, including profilers, personal identification numbers and authentication. The Company is aware of numerous companies, including GTE Telecommunications Services, Inc., Authentix Network, Inc., Signal Science, Inc. (a subsidiary of The Allen Group) and Coral Systems, Inc., that currently are or are expected to offer products in the cloning fraud prevention area. In addition, carriers may themselves develop technologies that limit the demand for PhonePrint. There can be no assurance that any such company or any other competitor will not introduce a new product at a lower price or with greater functionality than PhonePrint. Furthermore, the demand for PhonePrint would be materially adversely affected if wireless telecommunications carriers implement authentication technology applicable to analog phones as their sole cloning fraud solution in major markets, if U.S. wireless telecommunications carriers adopt a uniform digital standard that reduces the need for digital phones to operate in analog mode while roaming, or if analog phone makers change product designs and/or improve manufacturing standards to a point where the difference from phone to phone in the radio waveform becomes so small that it is difficult for PhonePrint to identify a clone. There can be no assurance that any currently available alternative technology or any new technology will not render the Company's products obsolete or significantly reduce the market share afforded to RF-based cloning fraud prevention systems like PhonePrint. The Cellular Telephone Industry Association is currently supervising a study conducted by a third party to determine whether PhonePrint and the cloning fraud prevention system marketed by CTS are able to operate with each other. The Company is not able to predict the effect of this study on competition. An increase in competition could result in price reductions or the loss of market share by the Company and could have a material adverse effect on the Company's business, operating results and financial condition.

  The market for other products and services provided to wireless telecommunications carriers is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. In addition, many wireless telecommunications carriers and vendors of switches and other telecommunications equipment may be capable of developing and offering products and services competitive with new products, if any, that the Company may offer in the future. Trends in the wireless telecommunications industry, including greater consolidation and technological or other developments that make it simpler or more cost-effective for wireless telecommunications carriers to provide certain services themselves could affect demand for new products, if any, offered by the Company, and could make it more difficult for the Company to offer a cost-effective alternative to a wireless telecommunications carrier's own capabilities. The Company is aware of a number of companies that have either announced an intention to develop or are capable of developing products that would compete with the products the Company is developing, and the Company anticipates the entrance of new competitors in the wireless telecommunications carrier service industry in the future. The Company's ability to sell new products, if any, may be hampered by relationships that competitors have with carriers based upon the prior sale of other products to carriers.

  The Company believes that its ability to compete in the future depends in part on a number of competitive factors outside its control, including the ability to hire and retain employees, the development by others of products and services that are competitive with the Company's products and services, the price at which others offer comparable products and services and the extent of its competitors' responsiveness to customer needs. Many of the Company's competitors and potential competitors have significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. To remain competitive in the market for products and services sold to wireless telecommunications carriers, the Company will need to continue to invest substantial resources in engineering, research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. Accordingly, there can be no assurance that the Company will be able to compete successfully with respect to new products, if any, it offers in the future. See "Business--Competition."

  RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION. To date, the Company has conducted a limited number of deployments of PhonePrint systems internationally. The Company intends to devote significant marketing and sales efforts over the next several years to increase its sales to international customers. This expansion of sales efforts outside of the U.S. will require significant management attention and financial resources. There can be no assurance that the Company will be successful in achieving significant sales of PhonePrint in international markets. The Company does not expect to sell PhonePrint in the many international markets that rely primarily on digital wireless networks, including many European countries. There may not be demand in foreign countries with respect to new products, if any, that the Company may offer in the future. For example, the Company is currently developing a product addressing the U.S. FCC mandate that wireless telecommunications carriers be able to identify the location of emergency 911 callers by October 2001. The Company is not aware of any corresponding regulatory requirement in any foreign country.

  The Company's international sales may be denominated in foreign or U.S. currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are U.S. dollar-denominated, such a decrease could make the Company's systems less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, the costs and risks of localizing systems in foreign countries, tariffs and other trade barriers, political and economic instability, reduced protection for intellectual property rights in certain countries, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. The Company anticipates that product service and support will be more complicated and expensive with respect to products sold in international markets. The Company may need to adapt its products to conform to different technical standards that may exist in foreign countries. Future customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing, Distribution and Customer Support."

  CUSTOMER CONCENTRATION. To date, a very significant portion of the Company's revenues in any particular period has been attributable to a limited number of customers, comprised entirely of wireless telecommunications carriers that operate analog networks. AT&T Wireless Services, Comcast Cellular Communications, Inc., Los Angeles Cellular Telephone Company and Southwestern Bell Mobile Systems, Inc., each accounted for greater than 10% of the Company's total revenues in 1996, and collectively accounted for over 70% of the Company's total revenues in 1996. AirTouch Communications, Inc. and AT&T Wireless Services accounted for virtually all of the Company's total revenues in 1995. A relatively small number of analog network carriers are the potential customers for PhonePrint. The Company believes that the number of potential customers for future products, if any, will be relatively small. Any failure by the Company to capture a significant share of those customers could have a material adverse effect on the Company's business, operating results and financial condition. The Company expects that a relatively small number of customers will continue to represent a significant percentage of its total revenues for each quarter for the foreseeable future, although the companies that comprise the largest customers in any given quarter may change from quarter to quarter. The terms of the Company's agreements with its customers are generally for periods of between two and five years. Although these agreements typically contain annual software license fees and various service and support fees, there are no minimum payment obligations or obligations to make future purchases of hardware or to license additional software. Therefore, there can be no assurance that any of the Company's current customers will generate significant revenues in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing, Distribution and Customer Support."

  UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF FUTURE LITIGATION. The Company relies on a combination of patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of June 30, 1997, the Company had one issued U.S. patent, six pending U.S. patent applications, one issued foreign patent and ten pending foreign patent applications. The Company's success will depend in large part on the ability of the Company to obtain patent protection, defend patents once obtained, license third party proprietary rights, maintain trade secrets and operate without infringing upon the patents and proprietary rights of others. The patent positions of companies in the wireless telecommunications industry, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that patents will issue from any patent applications owned or licensed to the Company or that, if patents do issue, the claims allowed would be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.

  Patents issued and patent applications filed relating to products used in the wireless telecommunications industry are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products used or proposed to be used by the Company. The Company is aware of patents granted to third parties that relate to the potential products the Company is currently developing. The Company will need to either design those potential products in a manner that does not infringe the third-party patents or obtain licenses from the third parties, and there can be no assurance that the Company will be able to do so. There can be no assurance that the Company is aware of all patents or patent applications that may materially affect the Company's ability to make, use or sell any current or future products. U.S. patent applications are confidential while pending in the U.S. Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing. There can also be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to make, use, sell or otherwise practice its intellectual property (whether or not patented or described in pending patent applications), or to further develop or commercialize its products in the U.S. and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on the Company's business, operating results or financial condition.

  The Company also relies on unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. No assurance can be given that third parties will not obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company. The Company also relies on confidentiality agreements with its employees, vendors, consultants and customers to protect its proprietary technology. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Patents and Proprietary Rights."

  DEPENDENCE ON THIRD-PARTY PRODUCTS AND SERVICES; SOLE OR LIMITED SOURCES OF SUPPLY. The Company relies to a substantial extent on outside vendors to manufacture many of the components and subassemblies used in PhonePrint, some of which are obtained from a single supplier or a limited group of suppliers. The Company's reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. In the past, the Company has experienced delays in receiving materials from vendors, sometimes resulting in delays in the assembly of products by the Company. Such delays, or other significant vendor or supply quality issues, may occur in the future, which could result in a material adverse effect on the Company's business, operating results or financial condition. The manufacture of certain of these components and subassemblies is specialized and requires long lead times, and there can be no assurance that delays or shortages caused by vendors will not reoccur. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally could delay shipment of the Company's products, increase its cost of goods sold and have a material adverse effect on the Company's business, operating results and financial condition. In addition, from time to time, the Company must also rely upon third parties to develop and introduce components and products to enable the Company, in turn, to develop new products and product enhancements on a timely and cost-effective basis. There can be no assurance that the Company will be able to obtain access in a timely manner to third-party products and development services necessary to enable the Company to develop and introduce new and enhanced products, that the Company will obtain third-party products and development services on commercially reasonable terms or that the Company will be able to replace third-party products in the event such products become unavailable, obsolete or incompatible with future versions of the Company's products. The absence of, or any significant delay in, the replacement of third-party products could have a material adverse effect on the Company's business, operating results and financial condition.

  DEPENDENCE ON PERSONNEL. The success of the Company is dependent, in part, on its ability to attract and retain highly qualified personnel. The Company's future business and operating results depend upon the continued contributions of its senior management and other employees, many of whom would be difficult to replace and certain of whom perform important functions for the Company beyond those functions suggested by their respective job titles or descriptions. Competition for such personnel is intense and the inability to attract and retain additional senior management and other employees or the loss of one or more members of the Company's senior management team or current employees, particularly to competitors, could materially adversely affect the Company's business, operating results or financial condition. There can be no assurance that the Company will be successful in hiring or retaining requisite personnel. None of the Company's employees has entered into employment agreements with the Company, and the Company does not have any key-person life insurance covering the lives of any members of its senior management team. See "Management."

  MANAGEMENT OF GROWTH. The Company is at an early stage of development and has rapidly and significantly expanded its operations. The number of employees grew from 36 on January 1, 1995 to 132 on June 30, 1997. Such growth has placed, and, if sustained, will continue to place, significant demands on the Company's management, information systems, operations and resources. The strain experienced to date has chiefly been in hiring, integrating and effectively managing sufficient numbers of qualified personnel to support the expansion of the Company's business. The Company's ability to manage any future growth, should it occur, will continue to depend upon the successful expansion of its sales, marketing, research and development, customer support and administrative infrastructure and the ongoing implementation and improvement of a variety of internal management systems, procedures and controls. There can be no assurance that the Company will be able to attract, manage and retain additional personnel to support any future growth, if any, or will not experience significant problems with respect to any infrastructure expansion or the attempted implementation of systems, procedures and controls. Any failure in one or more of these areas could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. While most of the Company's operations are not directly regulated, the Company's existing and potential customers are subject to a variety of U.S. and foreign governmental regulations. Such regulations may adversely affect the wireless telecommunications industry, limit the number of potential customers for the Company's products or impede the Company's ability to offer competitive products and services to the wireless telecommunications industry or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. Recently enacted legislation, including the Telecommunications Act of 1996, deregulating the telecommunications industry may cause changes in the wireless telecommunications industry, including the entrance of new competitors and industry consolidation, which could in turn increase pricing pressures on the Company, decrease demand for the Company's products, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, operating results and financial condition. The Telecommunications Act of 1996 contains several provisions that may bear directly on the Company's existing and potential customers in the U.S., including provisions that require wireless carriers to interconnect with local exchange carriers and contribute to a universal service fund, that limit the ability of state and local governments to discriminate against or prohibit certain wireless services and that may allow certain companies to bundle local and long distance services with wireless offerings. These provisions may cause an increase in the number of wireless telecommunications carriers which could in turn increase the number of potential customers of the Company. This could require the Company to expand its marketing efforts with no assurance that revenues would increase proportionately or at all. Alternatively, these provisions could encourage industry consolidation, which would reduce the Company's potential customer base. Currently the FCC and state authorities are implementing the provisions of the Telecommunications Act of 1996 and several of the decisions by the FCC and state authorities are already being challenged in court. Therefore, the Company cannot at this time predict the extent to which the Telecommunications Act of 1996 will affect the Company's current and potential customers or ultimately affect the Company's business, financial condition or results of operations. If the recent trend toward privatization and deregulation of the wireless telecommunications industry outside of the U.S. were to discontinue, or if currently deregulated international markets were to reinstate comprehensive government regulation of wireless telecommunications services, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the problem of cloning fraud has received heightened attention from Congress and the FCC, which are exploring legislative and regulatory initiatives that would impose stricter penalties for, and increase enforcement against, cloning fraud. The Company cannot predict the effect of such initiatives on the Company's business, operating results or financial condition, including demand for the Company's products.

  DEPENDENCE ON GROWTH OF WIRELESS TELECOMMUNICATIONS INDUSTRY. The Company's future financial performance will depend in part on the number of carriers seeking third-party solutions to the problem of cloning fraud and other problems that the Company's new products, if any, will attempt to address, including phone location and churn reduction. Although the wireless telecommunications industry has experienced significant growth in recent years, there can be no assurance that such growth will continue at similar rates, or that, if the industry does grow, there will be continued demand for the Company's cloning fraud prevention or other products. Any decline in demand for wireless telecommunications products and services in general would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Product Development."

  RISK OF SYSTEM FAILURE. The continued, uninterrupted operation of the PhonePrint system depends on protecting it from damage from fire, earthquake, power loss, communications failure, unauthorized entry or other events. Any damage to or failure of a component or combination of components that causes a significant reduction in the performance of a PhonePrint system could have a material adverse effect on the Company's business, operating results and financial condition. The Company currently does not have liability insurance to protect against these risks and there can be no assurance that such insurance will be available to the Company on commercially reasonable terms, or at all. In addition, if any carrier using PhonePrint encounters material performance problems, the Company's reputation and its business, operating results and financial condition could be materially adversely affected.

  DEPENDENCE ON DISTRIBUTORS. PhonePrint is currently marketed primarily through the Company's direct sales efforts. The Company has entered into distribution agreements with respect to PhonePrint with Motorola, Inc. and Aurora Wireless Technologies, Ltd. ("Aurora"). To date, the Company has not recognized any revenues under the agreement with Motorola, Inc. Aurora has placed a PhonePrint system with a carrier in the Philippines, but consistent with the Company's accounting practices, the Company will not recognize any revenue from this installation until the Company has completed a field test demonstrating that this PhonePrint System meets performance specifications with respect to the disconnection of fraudulent calls and the lack of impact on legitimate subscriber calls which is required to gain acceptance. The Company seeks to pursue distribution agreements with other companies, and the Company believes that its dependence on distributors will increase in the future, both with respect to PhonePrint and to new products, if any, that the Company may offer in the future. There are no minimum purchase obligations applicable to any existing distributor and the Company does not expect to have any guarantees of continuing orders from any distributor. There can be no assurance that any existing or future distributors will not become competitors of the Company with respect to PhonePrint or any future product. Any failure by the Company's existing and future distributors to generate significant revenues could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing, Distribution and Customer Support."

  FUTURE CAPITAL REQUIREMENTS. The Company's future capital requirements will depend upon many factors, including the commercial success of PhonePrint, the timing and success of new product introductions, if any, the progress of the Company's research and development efforts, the Company's results of operations, the status of competitive products and the potential acquisition of businesses, technologies or assets. The Company believes that the combination of the net proceeds of this Offering, existing sources of liquidity and internally generated cash, if any, will be sufficient to meet the Company's projected cash needs for at least the next 12 months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development or manufacturing programs or obtain funds through arrangements with third parties that may require the Company to relinquish rights to certain of its technologies or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  POTENTIAL ACQUISITIONS. The Company expects in the future to pursue acquisitions of businesses, products or technologies that complement the Company's business. Future acquisitions may result in the potentially dilutive issuance of equity securities, the use of cash resources, the incurrence of additional debt, the write-off of in-process research and development or software acquisition and development costs and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of an acquired business, the diversion of management's attention from other business concerns, entering markets in which the Company has little or no direct prior experience and the potential loss of key employees of an acquired business. In addition, there can be no assurance that the Company would be successful in completing any acquisition. The Company currently has no agreements or understandings with regard to any acquisition.

  CONCENTRATION OF STOCK OWNERSHIP; CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS. Upon completion of this Offering, the Company's directors and executive officers, and their respective affiliates will beneficially own approximately 42.8% of the outstanding Common Stock (approximately 41.7% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company that may be favored by other stockholders. See "Management" and "Principal Stockholders."

  BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS. The existing stockholders of the Company will recognize significant benefits from this Offering. These benefits include the creation of a public market for the Company's Common Stock, which will afford existing stockholders the ability to liquidate their investments, subject in certain cases to volume limitations and other limitations and restrictions upon the sale of the Common Stock. See "Shares Eligible For Future Sale." None of the Company's stockholders are selling shares in this Offering. The shares of Common Stock owned by the Company's existing stockholders were purchased at prices ranging from $0.30 to $11.25 per share, with an aggregate consideration paid of approximately $48,500,000. Based on the initial public offering price of $15.00, the aggregate value of the shares owned by the Company's existing stockholders is approximately $161,400,000, an increase of approximately $112,900,000 over the aggregate consideration paid by the Company's existing stockholders. Accordingly, after this Offering, these stockholders will have substantial unrealized gains on their shares. See "Dilution," "Principal Stockholders" and "Certain Transactions."

  SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. The 2,500,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company ("Affiliates"), as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") may generally be sold only in compliance with certain of the limitations of Rule 144 described below. The remaining approximately 10,762,000 shares of Common Stock are deemed "Restricted Shares" under Rule
144. Subject to the lock-up restrictions described below, (i) approximately 334,000 Restricted Shares will be eligible for sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act, and (ii) approximately 7,737,000 additional Restricted Shares will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. The holders of approximately 10,756,000 Restricted Shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without Deutsche Morgan Grenfell Inc.'s prior written consent. Deutsche Morgan Grenfell Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the Restricted Shares subject to lock-up agreements. Upon expiration of the lock-up agreements 180 days after the date of this Prospectus, approximately 10,496,000 shares of Common Stock will be available for sale in the public market; the remaining approximately 266,000 shares will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied. In addition, the Company has registered a total of approximately 1,338,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1997 Stock Incentive Plan and 167,000 shares of Common Stock reserved for issuance under its 1997 Employee Stock Purchase Plan. Any sales of such Common Stock may have an adverse effect on the Company's ability to raise needed capital through an offering of its equity, convertible debt or other securities and may materially adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock-- Registration Rights."

  NO PRIOR MARKET FOR COMMON STOCK. Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price was determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  VOLATILITY OF STOCK PRICE. The market price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including, but not limited to, revenues attributable to PhonePrint, new products or new contracts by the Company or its competitors, actual or anticipated variations in the Company's operating results, the level of operating expenses, changes in financial estimates by securities analysts, potential acquisitions, regulatory announcements, developments with respect to patents or proprietary rights, conditions and trends in the wireless telecommunications and other industries, adoption of new accounting standards affecting the industry and general market conditions. As a result, the Company expects that from time to time its future operating results will be below the expectations of market analysts and investors, which would likely have a material adverse effect on the prevailing market price of the Common Stock. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on the market price of the Common Stock.

  Further, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in the telecommunications industry and that often have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of the securities of companies in the telecommunications industry, securities class action litigation has often been instituted against those companies. Such litigation, if instituted against the Company, could result in substantial costs and a diversion of management attention and resources, which would have a material adverse effect on the Company.

  ANTITAKEOVER EFFECTS OF CHARTER, BYLAWS AND DELAWARE LAW. The Company's Restated Certificate of Incorporation authorizes the Company's Board of Directors (the "Board") to issue shares of undesignated Preferred Stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock that may be issued in the future. Moreover, the issuance of Preferred Stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company's Restated Bylaws provide that the Company's Board will be classified into three classes of directors beginning at the 1998 annual meeting of stockholders. With a classified Board, one class of directors is elected each year with each class serving a three-year term. These and other provisions of the Restated Certificate of Incorporation and the Restated Bylaws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interest of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Common Stock. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Possible Antitakeover Effects of Certain Charter Provisions."

  IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of Common Stock in this Offering will suffer immediate and substantial dilution of $11.14 per share in the net tangible book value of the Common Stock from the initial public offering price. To the extent that outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $34.0 million ($39.2 million if the Underwriters' over-allotment option is exercised in full), at the initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses. The primary purposes of this Offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access to public markets.

  The Company intends to use the net proceeds, including the interest thereon, of this Offering for general corporate purposes, including sales and marketing and administrative expenses, research and development, working capital and capital expenditures. The Company may use a portion of the net proceeds of this Offering to repay approximately $4.3 million in debt as of June 30, 1997 that has a maturity date of January 31, 2000 and bears interest at the rate of 14.55% per annum. The Company may also use a portion of the net proceeds for the acquisition of complementary businesses, products or technologies. There are at present no arrangements or agreements for any such acquisitions.

  The Company believes that the combination of the net proceeds of this Offering, existing sources of liquidity and internally generated cash, if any, will be sufficient to meet the Company's projected cash needs for at least the next 12 months. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this Offering in short-term investment-grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. In addition, certain of the Company's loan agreements prohibit the Company from paying cash dividends on its capital stock without the lender's written consent or waiver.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company after giving effect to the two-for-three reverse stock split, (ii) the pro forma capitalization of the Company after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock at the closing of this Offering and (iii) the capitalization of the Company as adjusted to reflect the foregoing and to give effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby, at the initial public offering price of $15.00 per share less the underwriting discount and estimated offering expenses. This table should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.

                                                       JUNE 30, 1997
                                             -----------------------------------
                                              ACTUAL   PRO FORMA  AS ADJUSTED(2)
                                             --------  ---------  --------------
                                                      (IN THOUSANDS)
Long-term obligations, less current
 portion.................................... $  3,489  $  3,489      $  3,489
Stockholders' equity:
  Convertible preferred stock, $.001 par
   value; 14,548,963 shares authorized
   actual and pro forma; 9,432,956 shares
   issued and outstanding actual; 10,000,000
   shares authorized as adjusted; no shares
   issued and outstanding pro forma and as
   adjusted.................................        9       --            --
  Common stock, $.001 par value; 20,000,000
   shares authorized actual and pro forma;
   1,329,036 shares issued and outstanding
   actual; 10,761,992 shares issued and
   outstanding pro forma; 75,000,000 shares
   authorized as adjusted; and 13,261,992
   shares issued and outstanding as adjusted
   (1)......................................        2        11            13
  Note receivable from stockholder..........     (136)     (136)         (136)
  Additional paid-in capital................   49,951    49,951        83,924
  Deferred compensation.....................     (960)     (960)         (960)
  Accumulated deficit.......................  (31,656)  (31,656)      (31,656)
                                             --------  --------      --------
   Total stockholders' equity...............   17,210    17,210        51,185
                                             --------  --------      --------
Total capitalization........................ $ 20,699  $ 20,699      $ 54,674
                                             ========  ========      ========

--------
(1) Based on shares outstanding as of June 30, 1997. Does not include (i) 738,160 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 1997 at a weighted average exercise price of approximately $3.03 per share and (ii) 157,907 shares of Common Stock issuable upon the exercise of warrants outstanding at June 30, 1997 at a weighted average exercise price of $6.52 per share.
(2) Assumes the Company does not use a portion of the net proceeds of this Offering to repay approximately $4.8 million in debt.

                                   DILUTION

  The net tangible book value of the Company at June 30, 1997 was approximately $17.2 million or $1.60 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 shares of Common Stock offered hereby, at the initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company, the Company's net tangible book value as of June 30, 1997 would have been approximately $51.2 million or $3.86 per share of Common Stock. This represents an immediate increase in net tangible book value per share of Common Stock of $2.26 to existing stockholders and immediate dilution in net tangible book value of $11.14 per share to new investors purchasing Common Stock in this Offering. The following table illustrates the per share dilution:

   Initial public offering price per share.........................       $15.00
     Net tangible book value per share at June 30, 1997............ $1.60
     Increase per share attributable to new investors..............  2.26
                                                                    -----
   Net tangible book value per share after this Offering...........         3.86
                                                                          ------
   Dilution per share to new investors (1).........................       $11.14
                                                                          ======

--------
(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $10.86.

  The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this Offering (before deduction of the underwriting discount and estimated offering expenses):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ ------------------- PRICE PER
                                  NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                                ---------- ------- ----------- ------- ---------
   Existing stockholders....... 10,761,992   81.1% $48,464,806   56.4%  $ 4.50
   New investors...............  2,500,000   18.9   37,500,000   43.6    15.00
                                ----------  -----  -----------  -----
     Total..................... 13,261,992  100.0% $85,964,806  100.0%
                                ==========  =====  ===========  =====

  All of the above computations assume no exercise of outstanding options or warrants to purchase Common Stock. As of June 30, 1997, options to purchase 738,160 shares of Common Stock were outstanding at a weighted average exercise price of approximately $3.03 per share under the Company's stock option plans. As of June 30, 1997, warrants to purchase 157,907 shares of Common Stock were outstanding at a weighted average price of $6.52 per share. To the extent these options and warrants are exercised, there will be further dilution to new investors. As of June 30, 1997, the Company also had an additional 599,473 shares of Common Stock available for grant pursuant to the Company's stock option plan. Further dilution may result from the exercise of such options. See "Management--Benefit Plans."

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data presented below under the captions "Statement of Operations Data" for the period from December 5, 1994 (inception) to December 31, 1994 and for each of the years ended December 31, 1995 and 1996 and "Balance Sheet Data" as of December 31, 1995 and 1996 are derived from the financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors. The financial statements are included elsewhere in this Prospectus. The selected financial data presented below as of December 31, 1994 are derived from the financial statements of Corsair Communications, Inc., which financial statements have been audited by KPMG Peat Marwick LLP, independent accountants, but are not included elsewhere in this Prospectus. The selected financial data presented below for the six months ended June 30, 1996 and 1997, and as of June 30, 1997, are derived from the unaudited financial statements of the Company. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the Company's operating results and financial position for the periods and dates to which such statements relate. The operating results for the periods presented are not necessarily indicative of the results to be expected for any future interim period or any future fiscal year.

                             PERIOD FROM
                           DECEMBER 5, 1994    YEAR ENDED        SIX MONTHS
                            (INCEPTION) TO    DECEMBER 31,     ENDED JUNE 30,
                             DECEMBER 31,   -----------------  ----------------
                                 1994        1995      1996     1996     1997
                           ---------------- -------  --------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Total revenues...........      $   --       $ 7,593  $ 19,606  $ 4,892  $20,320
Total cost of revenues...          --         8,137    19,197    5,443   16,503
                               -------      -------  --------  -------  -------
Gross profit (deficit)...          --          (544)      409     (551)   3,817
Operating costs and
 expenses:
 Research and
  development............          507        3,094     4,983    2,142    2,994
 Sales and marketing.....           62        2,981     5,374    2,031    3,331
 General and
  administrative.........          498        2,115     2,591    1,206    1,968
 Write-off of in-process
  research and
  development............        4,894          --        --       --       --
                               -------      -------  --------  -------  -------
 Total operating costs
  and expenses...........        5,961        8,190    12,948    5,379    8,293
                               -------      -------  --------  -------  -------
Operating loss...........       (5,961)      (8,734)  (12,539)  (5,930)  (4,476)
Interest income
 (expense), net..........           20          218      (220)      55       43
                               -------      -------  --------  -------  -------
Loss before income
 taxes...................       (5,941)      (8,516)  (12,759)  (5,875)  (4,433)
Income taxes.............            1            1         2      --         3
                               -------      -------  --------  -------  -------
Net loss.................      $(5,942)     $(8,517) $(12,761) $(5,875) $(4,436)
                               =======      =======  ========  =======  =======
Pro forma net loss per
 share (1)...............                            $  (1.44)  $(0.69) $ (0.40)
                                                     ========  =======  =======
Shares used in per share
 computation(1)..........                               8,870    8,499   10,962
                                                     ========  =======  =======

                                                   DECEMBER 31,
                                              ----------------------- JUNE 30,
                                               1994    1995    1996     1997
                                              ------- ------- ------- --------
BALANCE SHEET DATA:                                    (IN THOUSANDS)
Cash, cash equivalents, and short-term
 investments................................. $ 6,819 $ 9,029 $19,504 $20,286
Working capital..............................   9,560   9,767  19,682  17,519
Total assets.................................  11,305  14,156  34,911  38,594
Long-term obligations........................   3,010   1,155   4,394   3,489
Total stockholders' equity...................   7,273  10,592  18,011  17,210

-------
(1) See Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net loss per share and shares used in computing pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's financial statements and notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Risk Factors" and "Business" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  Corsair was incorporated in December 1994 in connection with the purchase of certain in-process research and development and certain assets from a subsidiary of TRW Inc. The Company further developed this technology into the PhonePrint cloning fraud prevention system, and first recorded revenues from commercial shipment of this system in June 1995. From inception, the Company's operating activities have related primarily to the commercialization, continued development and enhancement of PhonePrint, the sale and marketing of PhonePrint and the development of potential new products. In 1995, the Company generated revenues of $7.6 million based upon sales of PhonePrint to two customers. In 1996, the Company generated revenues of $19.6 million based upon sales of PhonePrint to nine customers. In the six months ended June 30, 1997, the Company generated revenues of $20.3 million based upon sales of PhonePrint to 15 customers. See "Risk Factors--Customer Concentration."

  To date, all of the Company's revenues have been attributable to PhonePrint, and the Company anticipates that the sale and license of the hardware and software that constitute PhonePrint and the sale of associated services will continue to account for substantially all of the Company's revenues at least through the end of 1998. As a result, the Company's future operating results will depend on the demand for and market acceptance of PhonePrint. See "Risk Factors--Dependence on PhonePrint; Dependence on Analog Networks."

  There are two components of revenues attributable to PhonePrint: system revenue and service revenue. System revenue is comprised of both the sale of hardware and the licensing of software. Revenue from hardware sales is recognized upon the commissioning of the product (the activation of the cell site equipment) unless a sales contract contains specific acceptance criteria, in which case hardware revenue is recognized upon achievement of those criteria. Software license revenue is recognized over the period of the software license term. Service revenue is primarily derived from maintenance contracts and subscriptions to the PhonePrint Roaming Network, which is recognized monthly over the term of the contract. Service revenue also includes revenue resulting from time and material billing, training courses, consulting and the provision of spare parts, each of which is recognized in the month the service is provided to the customer.

  Cost of system revenue consists of the cost of hardware and software, as well as license and royalty fees. Cost of hardware revenue consists of manufacturing overhead for the Company's test and assembly operation, materials purchased from the Company's subcontractors and vendors, hardware purchased from third party vendors and shipping costs. Cost of software license revenue primarily includes fees paid to third party software vendors, as well as costs associated with the installation and configuration of the software. Cost of service revenue consists primarily of expenses for personnel engaged in network support, customer support, installation, training and consulting as well as communications charges and network equipment depreciation.

  The Company's gross margin has varied significantly in the past and may vary significantly in the future, depending on the mix of services and systems. The Company's software licenses have a higher gross margin than its service and hardware revenue. In addition, the hardware gross margin varies from customer to customer depending on the contract and from model to model depending upon the customer's cell site and switch configuration. Therefore, the Company's operating results will be affected by the mix of hardware units, software licenses and service fees recognized during the period. The Company has certain programs in place intended to reduce the costs of certain components of the system.

  The Company sells PhonePrint primarily through its direct sales force, but has also entered into distribution agreements with Motorola, Inc. and Aurora Wireless Technologies, Ltd. and seeks to enter into additional distribution agreements for international markets. The Company's gross margin will also vary depending on the mix of direct sales and sales through distribution channels.

  The Company continues to make efforts to achieve profitability by increasing sales volume and decreasing costs of goods sold and through certain other measures. Although the Company is attempting to control certain costs in order to achieve profitability, the Company's operating expenses continue to increase as the Company seeks to develop the infrastructure necessary to support a growing business. The Company believes that continued expansion of its operations is essential to achieving its strategy and therefore may continue to increase expenditures in all operational areas. The Company has not been profitable in any period to date, and there can be no assurance that the Company will achieve or sustain profitability. See "Risk Factors--Limited Operating History; Lack of Profitability."

RESULTS OF OPERATIONS--SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  Revenues. For the six months ended June 30, 1997, total revenues were $20.3 million, compared with $4.9 million for the comparable 1996 period. This increase resulted primarily from an increase in sales of PhonePrint systems. System revenue was $18.3 million for the six months ended June 30, 1997, compared with $4.4 million for the comparable 1996 period. Service revenue was $2.0 million for the six months ended June 30, 1997, compared with $455,000 for the comparable 1996 period. The increase in service revenue was attributable to growth in the installed base of PhonePrint units covered by service contracts ($850,000) and initial revenue attributable to the Company's PhonePrint Roaming Network service ($720,000). For the six month periods ended June 30, 1997 and 1996, international revenues comprised 17.3% and 0.0% of total revenues respectively.

  Gross Profit (Deficit). Gross profit increased to $3.8 million in the six months ended June 30, 1997 from a gross deficit of $551,000 in the comparable 1996 period. The increase in gross profit was due primarily to system revenue which contributed $3.3 million in gross profit for the six months ended June 30, 1997 as compared to a gross deficit of $235,000 in the comparable 1996 period. In the first six months of 1997, total gross margin was 18.8% consisting of 18.2% system gross margin and 23.9% service gross margin.

  Research and Development. Research and development expenses were $3.0 million, or 14.7% of total revenues, for the six months ended June 30, 1997, compared with $2.1 million for the comparable 1996 period. This increase in expenditures was due primarily to the hiring of additional engineering personnel related to the continued development of PhonePrint and incremental development work on new products. The Company believes that continued investment in research and development is critical to attaining its strategic objectives, and as a result, expects absolute dollars spent on product development to increase.

  Sales and Marketing. Sales and marketing expenses were $3.3 million, or 16.4% of total revenues, during the six months ended June 30, 1997, compared with $2.0 million for the comparable 1996 period. The increase in expenses resulted from the hiring of additional sales and marketing personnel to support the increased sales of PhonePrint and to support the increase in service revenue. The Company expects its sales and marketing expenses to increase in absolute dollars as it expands the scope of these efforts.

  General and Administrative. General and administrative expenses increased to $2.0 million or 9.7% of total revenues, in the six months ended June 30, 1997, compared with $1.2 million for the comparable 1996 period. This increase in expenditures was due primarily to higher personnel expenses related to increased staffing.

  Interest Income (Expense), Net. Net interest income was $43,000 in the six months ended June 30, 1997 as compared to net interest income of $55,000 in the comparable 1996 period. Net interest income and expense consists of interest income from the Company's cash and short-term investments, net of interest expense on the Company's equipment loans, equipment lease lines and other loans.

  Income Taxes. The income tax expense in the six months ended June 30, 1997 and 1996 represents minimum state tax liabilities. Due to the losses incurred in these periods, there was no income tax provision.

RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1996 AND 1995

  Revenues. In 1996, total revenues were $19.6 million, compared with $7.6 million in 1995. This increase resulted primarily from an increase in sales of PhonePrint systems. System revenue was $18.2 million in 1996 compared with $7.4 million revenue in 1995. Service revenue was $1.4 million in 1996 compared with $242,000 in 1995. The increase in service revenue was attributable to growth in the installed base of PhonePrint units ($1.1 million) covered by service contracts and the increase in customers subscribing to the PhonePrint Roaming Network service ($94,000).

  Gross Profit (Deficit). Gross profit increased to $409,000 in 1996 from a gross deficit of $544,000 in 1995. The improvement in gross profit was due primarily to system revenue which contributed $943,000 in gross profit in 1996 as compared to gross deficit of $171,000 in 1995.

  Research and Development. Research and development expenses were $5.0 million, or 25.4% of total revenues, in 1996, compared with $3.1 million, or 40.8% of total revenues, in 1995. This increase was due primarily to the hiring of additional engineering personnel ($540,000) and increased consulting expenses ($730,000) related to the continued development and enhancement of PhonePrint and the development of new products.

  Sales and Marketing. Sales and marketing expenses were $5.4 million, or 27.4% of total revenues, in 1996, compared with $3.0 million, or 39.3% of total revenues, in 1995. The increase in expenses in 1996 resulted from the hiring of sales and marketing personnel to support the increased sales of PhonePrint ($1.3 million) and increased sales commissions ($1.1 million).

  General and Administrative. General and administrative expenses increased to $2.6 million, or 13.2% of total revenues, in 1996, compared with $2.1 million, or 27.9% of total revenues, in 1995. This increase in expenditures was due primarily to higher personnel expenses related to increased staffing.

  Interest Income (Expense), Net. Net interest expense was $220,000 in 1996 as compared to net interest income of $218,000 in 1995. The $438,000 increase in 1996 interest expense as compared to 1995 expenses was primarily due to increased interest costs on additional equipment leases and other loans.

  Income Taxes. The 1996 income tax expense represents minimum state tax liabilities. Due to the losses incurred in these periods, there was no income tax provision.

QUARTERLY RESULTS OF OPERATIONS

  The following tables present unaudited statement of operations data for each of the six quarters in the period ended June 30, 1997. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data.

                                              QUARTER ENDED
                          ----------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1996      1996      1996      1996      1997      1997
                          --------  --------  --------- --------  --------  --------
Revenues:                                     (IN THOUSANDS)
  System revenue........  $    --   $ 4,437    $ 5,552  $ 8,189   $ 8,167   $10,135
  Service revenue.......      146       309        372      601       929     1,089
                          -------   -------    -------  -------   -------   -------
    Total revenues......      146     4,746      5,924    8,790     9,096    11,224
Cost of revenues:
  Cost of system reve-
   nue..................       42     4,630      5,165    7,398     7,480     7,487
  Cost of service reve-
   nue..................      213       558        548      643       829       707
                          -------   -------    -------  -------   -------   -------
    Total cost of reve-
     nues...............      255     5,188      5,713    8,041     8,309     8,194
                          -------   -------    -------  -------   -------   -------
Gross profit (deficit)..     (109)     (442)       211      749       787     3,030
Operating costs and ex-
 penses:
  Research and develop-
   ment.................      951     1,191      1,259    1,582     1,382     1,612
  Sales and marketing...      832     1,199      1,374    1,969     1,548     1,783
  General and adminis-
   trative..............      567       639        581      804       991       977
                          -------   -------    -------  -------   -------   -------
    Total operating ex-
     penses.............    2,350     3,029      3,214    4,355     3,921     4,372
                          -------   -------    -------  -------   -------   -------
Operating loss..........   (2,459)   (3,471)    (3,003)  (3,606)   (3,134)   (1,342)
Interest income (ex-
 pense), net............       73       (18)      (150)    (125)       (3)       46
                          -------   -------    -------  -------   -------   -------
Loss before income tax-
 es.....................   (2,386)   (3,489)    (3,153)  (3,731)   (3,137)   (1,296)
Income taxes............       --        --          1        1         3        --
                          -------   -------    -------  -------   -------   -------
Net loss................  $(2,386)  $(3,489)   $(3,154) $(3,732)  $(3,140)  $(1,296)
                          =======   =======    =======  =======   =======   =======

                                    AS A PERCENTAGE OF TOTAL REVENUES
                          -----------------------------------------------------------
                          MAR. 31,   JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1996       1996      1996      1996      1997      1997
Revenues:                 --------   --------  --------- --------  --------  --------
  System revenue........       0.0%    93.5%      93.7%    93.2%     89.8%     90.3%
  Service revenue.......     100.0      6.5        6.3      6.8      10.2       9.7
                          --------    -----      -----    -----     -----     -----
    Total revenues......     100.0    100.0      100.0    100.0     100.0     100.0
Cost of revenues:
  Cost of system reve-
   nue..................      28.8     97.5       87.2     84.2      82.2      66.7
  Cost of service reve-
   nue..................     145.9     11.8        9.2      7.3       9.2       6.3
                          --------    -----      -----    -----     -----     -----
    Total cost of reve-
     nues...............     174.7    109.3       96.4     91.5      91.4      73.0
                          --------    -----      -----    -----     -----     -----
Gross profit (deficit)..     (74.7)    (9.3)       3.6      8.5       8.6      27.0
Operating expenses:
  Research and develop-
   ment.................     651.4     25.1       21.3     18.0      15.2      14.4
  Sales and marketing...     569.9     25.2       23.2     22.4      17.0      15.9
  General and adminis-
   trative..............     388.3     13.5        9.8      9.1      10.9       8.7
                          --------    -----      -----    -----     -----     -----
    Total operating ex-
     penses.............  (1,609.6)   (63.8)     (54.3)   (49.5)    (43.1)    (39.0)
                          --------    -----      -----    -----     -----     -----
Loss from operations....  (1,684.3)   (73.1)     (50.7)   (41.0)    (34.5)    (12.0)
Interest income (ex-
 pense), net............      50.0     (0.4)      (2.5)    (1.4)     (0.0)      0.5
Loss before income tax-
 es.....................  (1,634.3)   (73.5)     (53.2)   (42.4)    (34.5)    (11.5)
Income taxes............       0.0      0.0        0.0      0.0       0.0       0.0
                          --------    -----      -----    -----     -----     -----
Net loss................  (1,634.3)%  (73.5)%    (53.2)%  (42.4)%   (34.5)%   (11.5)%
                          ========    =====      =====    =====     =====     =====

  These quarterly results are not necessarily indicative of future results of operations and may fluctuate, depending on: the level and timing of revenues associated with PhonePrint; the timing of the introduction or acceptance of product enhancements and new products and services offered by the Company and its competitors; changes in regulations affecting the wireless telecommunications industry; technological changes or developments in the wireless telecommunications industry; dependence on a single product; size, product mix and timing of significant orders; timing of system revenue; competition and pricing in the markets in which the Company competes; possible recalls; lengthy sales cycles; production or quality problems; timing of development expenditures; further expansion of sales and marketing operations; changes in material costs; disruptions in sources of supply; capital spending; timing of payments by customers; and changes in general economic conditions. This information should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors--Fluctuations in Quarterly Financial Results; Lengthy Sales Cycle."

  Total revenues increased in each of the quarters presented. System revenue increased due to an increase in the number of units commissioned and accepted. Service revenue increased due to a larger installed base of units covered by maintenance contracts and the introduction of the Company's PhonePrint Roaming Network. Despite these recent increases in the Company's quarterly revenues, there can be no assurance that the Company will experience similar increases, if any, in future quarters.

  Gross profit (deficit) has improved in each of the quarters presented largely due to increased unit volumes, manufacturing efficiencies and cost reductions. System gross margin was negatively impacted by retrofit accruals of approximately $500,000 and $200,000 recorded in the quarters ended September 30 and December 31, 1996, respectively. In the quarter ended June 30, 1997, service gross margin was higher than in prior periods due to increased service revenue and a favorable inventory variance of approximately $110,000. As the Company has grown, total operating expenses have increased each quarter. Research and development expenses have varied due to expenses for prototypes and consulting fees related to certain projects. Sales and marketing expenses have generally increased as unit volumes have increased, but decreased in the first quarter of 1997 due to a change in the Company's sales commission structure.

  The Company recorded noncash deferred compensation of $1.1 million and $73,000 in connection with certain stock options granted during the six months ended June 30, 1997 and the year ended December 31, 1996, respectively, and recognized approximately $238,000 and $4,000 in amortization of deferred compensation in the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. The unamortized balance of the deferred compensation will be expensed over the four-year vesting periods of the options and, therefore, will continue to affect the Company's operating results through 2001.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations primarily through a series of Preferred Stock and debt financings. From its incorporation through June 30, 1997, the Company completed four Preferred Stock financings providing aggregate net proceeds of approximately $47.9 million. The debt financings provided aggregate net proceeds of approximately $5.9 million. At June 30, 1997, the Company had cash and cash equivalents of approximately $20.3 million and working capital of approximately $17.5 million.

  In June 1997, the Company signed a loan and security agreement which made available a $3.0 million equipment term loan facility at prime plus 0.75% (9.25% at June 30, 1997). The loan facility is available through July 1998 and is secured by any underlying equipment purchased. As of June 30, 1997, the Company did not have any borrowings under the equipment term loan, and any future borrowings will be repaid over three years.

  The Company also has available a $3.0 million revolving line of credit under a facility that is available through August 30, 1997 and bears interest at a floating rate of prime plus 0.5%. At June 30, 1997, the prime rate was 8.5%. Borrowings under this credit facility are secured by accounts receivable and inventory and are subject to certain maximum advance percentages against eligible accounts receivable and inventory. The Company did not have any borrowings outstanding under the line of credit as of June 30, 1997, and the Company does not intend to renew this credit facility.

  The Company's operating activities used cash of $722,000 for the six months ended June 30, 1997, and $13.5 million and $5.7 million for the years ended December 31, 1996 and 1995, respectively. In the first six months of 1997, cash used by operations decreased by $5.9 million over the comparable 1996 period. The decrease in cash used by operations in 1996 as compared to 1995 was due primarily to increased cash collections in accounts receivable. As of June 30, 1997, trade accounts receivable were significantly lower than at March 31, 1997 due to the timing of the recognition of certain significant revenue transactions and successful cash collection efforts during the quarter. There can be no guarantee that such trends will continue.

  The Company's investing activities used cash of $8.2 million for the six months ended June 30, 1997, and $1.1 million and $3.5 million for the years ended December 31, 1996 and 1995, respectively. In each period, cash was used for the purchase of property and equipment, primarily computer hardware and software, and for leasehold improvements to the Company's facility.

  The Company's financing activities generated cash of $2.4 million for the six months ended June 30, 1997, and $24.6 million and $9.5 million for the years ended December 31, 1996 and 1995, respectively. In the quarter ended June 30, 1997, cash provided by financing activities was primarily from a $3.0 million Preferred Stock financing. In 1996, cash provided by financing activities was primarily from an approximately $20.0 million Preferred Stock financing and an approximately $4.9 million debt financing. In 1995, the cash provided by financing activities was primarily from a $8.8 million Preferred Stock financing.

  The Company believes that the combination of the net proceeds of this Offering, existing sources of liquidity and internally generated cash, if any, will be sufficient to meet the Company's projected cash needs for at least the next 12 months. The Company intends to continue its significant product development efforts in the future and expects to fund those activities out of working capital. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations or possible acquisitions. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company.

                                   BUSINESS

  Corsair Communications, Inc. provides an open architecture hardware and software system that can serve as a platform for the delivery of multiple products and services to the wireless telecommunications industry. The genesis for the platform is PhonePrint, a system that has proven highly effective in reducing cloning fraud. The PhonePrint system has prevented over 100 million fraudulent call attempts and some customers have reported up to a 90% reduction in cloning fraud losses after deploying PhonePrint. In addition to providing cloning fraud prevention, the Company's platform is designed to support a broad range of products and services for the wireless telecommunications industry, including churn reduction and phone location products. The Company believes that new products can be integrated with its open, scaleable platform, which can provide a number of benefits to wireless telecommunications carriers, including accelerated development and deployment, reduced costs, efficient use of cell site space and improved customer service.

  The Company sells and markets its products to wireless telecommunications carriers domestically and internationally. The Company's customers include AT&T Wireless Services, Bell Atlantic NYNEX Mobile, BellSouth Cellular Corp., Comcast Cellular Communications, Inc., GTE Mobilnet Service Corp., Los Angeles Cellular Telephone Company, Pilipino Telephone Corporation (Piltel), RadioMovil DIPSA, S.A. de C.V. (Telcel) and Southwestern Bell Mobile Systems, Inc.

INDUSTRY BACKGROUND

  The worldwide demand for wireless telecommunications services has grown significantly in recent years as those services have become widely available and increasingly affordable. The growth in the worldwide subscriber base, together with changes in telecommunications regulations and allocations of additional radio spectrum frequencies, has resulted in the build-out of a significant number of new networks and plans for additional networks. Dataquest Incorporated estimates that the number of wireless telecommunications subscribers worldwide increased from approximately 16 million in 1991 to approximately 125 million in 1996, and the number of subscribers is expected to exceed 360 million by the end of 2000.

  There are two types of wireless telecommunications networks: analog and digital. Analog networks broadcast the actual voice waveform; digital networks digitize the voice waveform using various coding techniques before the signal is broadcast. In the 1980s, carriers around the world installed primarily analog networks. In North America, all analog networks use a single transmission standard, called Advanced Mobile Phone Services ("AMPS"), that enables carriers to provide nearly seamless roaming coverage by partnering with other carriers. The Company believes that over 90% of wireless telecommunications subscribers in North America use analog networks. Worldwide, a substantial majority of wireless telecommunications subscribers use analog networks.

  Carriers began to deploy digital networks in the late 1980s and more extensively during the 1990s, in large part to overcome capacity constraints associated with analog networks. In the U.S. many carriers that operate analog networks have deployed digital networks alongside their existing analog networks to supplement capacity and to compete with new carriers deploying digital networks. Carriers have elected to implement different digital transmission standards, including Time Division Multiple Access ("TDMA"), Code Division Multiple Access ("CDMA") and Global System for Mobile Communications ("GSM"). These transmission standards are not compatible with each other or with analog standards. The lack of a single digital standard in the U.S. has led many digital network carriers to use existing analog networks to provide roaming service when compatible digital networks are not available. To provide roaming service to digital subscribers, the industry has developed "multi-mode" digital/analog phones that default to analog mode in the absence of a compatible digital transmission standard. Internationally, digital networks have developed at varying speeds. In Europe, digital networks have grown quickly in many areas due in part to the convergence upon a single digital transmission standard, GSM. In other parts of the world, digital networks employing various standards are being installed as new carriers enter existing markets and as new markets are opened to wireless telecommunications. In many of these countries, analog networks are expected to coexist with digital networks.

  The Company believes that analog networks will continue to play a significant role in the provision of wireless telecommunications services for the foreseeable future. The Company believes that the costs required to replace existing analog phones, the capacity available on existing analog networks, the existence of multiple digital transmission standards and the need to provide seamless roaming services make the exclusive implementation of digital networks across all markets impractical and unlikely for the foreseeable future. Additionally, there are many smaller markets in the U.S. that are not expected to deploy digital technology. International Data Corporation forecasts that the number of digital subscribers will not exceed the number of analog subscribers in the U.S. until 2000.

 Issues Facing Wireless Telecommunications Carriers

  As the wireless telecommunications industry evolves, it faces severe competitive, pricing and cost pressures and additional regulatory hurdles. In the U.S., existing carriers are anticipating increased competition as new Personal Communications Services ("PCS") and Enhanced Specialized Mobile Radio ("ESMR") carriers enter their markets. Also, as the industry shifts from a predominantly high usage business subscriber base to the mass market, carriers are being impacted by a decline in the average revenue per subscriber. As a result, carriers must retain subscribers for a longer period of time to recover their marketing investment per subscriber and the high costs of spectrum acquisition and network build-out.

  These market forces have focused carriers on reducing the rate at which subscribers switch to another carrier's services or cease using wireless telecommunications services altogether, also known as "churn." According to industry sources, churn is in the range of 20% to 30% per year for many carriers, and is expected to remain a significant issue as competition intensifies. The Company believes that the high rates of churn experienced in the wireless telecommunications industry can be attributed, in part, to subscriber dissatisfaction with the scope and quality of service. In order to increase subscriber satisfaction and improve the overall quality of service, carriers are currently attempting to increase network capacity, offer enhanced services, improve network security and voice quality and reduce the impact of fraud on legitimate subscribers. The Company believes wireless telecommunications carriers will seek solutions to reduce churn by identifying and correcting problems before subscriber turnover occurs.

  Wireless telecommunications carriers in the U.S. are also seeking cost-effective means to comply with new industry regulations. An FCC mandate currently requires that by October 2001 all wireless telecommunications carriers in the U.S. be capable of locating emergency 911 callers on their networks within a certain range of accuracy. Although the FCC mandate contains a provision that may allow carriers to pass the cost of this service to their subscribers, the Company believes that cost containment and pricing pressures likely will encourage the implementation of low-cost solutions that minimize the cost of service to subscribers.

  Fraud is one of the most pervasive problems facing the wireless telecommunications industry. The most common types of fraud are cloning fraud, subscription fraud and phone theft. Fraud in the U.S. cost wireless telecommunications carriers in excess of $1 billion in 1996, according to the Yankee Group. It is also believed that fraud poses a significant problem for wireless telecommunications carriers worldwide. Wireless telecommunications carriers are forced to incur significant operating costs associated with roaming fraud settlements with other carriers, interconnect fees and long distance toll charges, the creation of internal fraud management departments, customer service efforts to retain subscribers who have been affected by fraud and infrastructure costs to replace the capacity used by fraudulent calls.

 Cloning Fraud in Wireless Telecommunications Networks

  The Company believes that cloning fraud accounts for most fraud losses in analog networks and is also the most widespread and fastest growing form of wireless telecommunications fraud today. Cloning occurs when a thief uses a scanning device to steal the mobile identification number ("MIN") and electronic serial number ("ESN") transmitted over the air during a wireless call, and then reprograms other phones with the stolen numbers. The reprogrammed phones, or "clones," are then used to make fraudulent calls on the wireless carriers' networks. Calls made on clones are charged to the legitimate subscriber's account. Stolen MIN/ESN numbers can be used locally within the legitimate subscriber's local service area or can be sold in other markets and programmed in phones that will then roam on another carrier's network. In a number of instances, roaming settlement charges have been so large that the defrauded carrier has temporarily terminated the ability of all of its customers to roam in certain high fraud markets. These temporary interruptions of service result in lost carrier revenue and customer inconvenience.

  To address cloning fraud, a number of prevention techniques, including fraud profilers, personal identification numbers ("PINs") and voice recognition, have been developed. None of these techniques has proven to be a practical and effective solution to cloning fraud on analog networks. A fraud profiler is a software tool that tracks anomalies in a subscriber's behavior and notifies a carrier of unusual calling patterns. Profilers detect suspicious activity only after it has occurred and do not identify fraud conclusively, but instead only assist carriers in identifying fraud and require manual intervention. PINs involve the use of a numeric code that must be dialed by the subscriber before a call is connected. PINs are considered inconvenient, and because they are transmitted over the air during a call, they have been compromised in the same manner as MIN/ESN numbers. Voice recognition requires the use of a spoken password before a call is connected. The technological feasibility of voice recognition systems for the prevention of cloning fraud is still being evaluated and voice recognition systems are not generally viewed as a cost-effective or convenient solution.

  Another cloning fraud prevention technique, known as authentication, uses encryption technologies and requires a phone to prove its validity before a call is connected. While authentication has been adopted by many digital carriers and is expected to be used in a large number of digital networks in the future, the Company believes that it will not be cost effective to replace the large number of existing analog phones that do not allow authentication. In addition, recent announcements relating to breaches of other wireless encryption algorithms have heightened concerns about the vulnerability of authentication processes to fraud.

THE CORSAIR SOLUTION

  Corsair's PhonePrint system provides highly effective cloning fraud prevention to wireless telecommunications carriers by using proprietary RF signal analysis technology to identify attempted fraudulent calls and prevent cloners from gaining access to a carrier's analog network. The system measures specific characteristics of each phone's unique RF waveform to develop an "RF fingerprint" that is a reliable tool to distinguish between a clone and a legitimate phone. Just as no two human fingerprints are the same, differences in phone designs and components as well as subtle manufacturing differences mean that no two wireless phones generate the same waveform. The RF fingerprint of one wireless phone cannot be emulated by another wireless phone, and is therefore not subject to being compromised like MIN/ESN numbers, PINs or potentially authentication codes. The scaleable design of the PhonePrint system allows carriers to deploy the system initially in areas where fraud is most prevalent and to further deploy the system over time in other parts of their networks. In addition, by purchasing subscriptions to the Company's PhonePrint Roaming Network, carriers can share RF fingerprints in real-time between PhonePrint systems in different markets to protect against losses associated with roaming fraud.

  The Corsair platform has been designed as a distributed, open architecture system into which products addressing other needs of wireless telecommunications carriers can be integrated. The Company believes that this platform is capable of supporting a broad range of products, including churn reduction, phone location and other products that may be demanded by the wireless telecommunications industry. Additionally, the Company believes that the open platform will provide significant cost advantages for products developed for it, as compared to stand-alone products offered by others, because of the ability to leverage common designs and components.

STRATEGY

  The Company's objective is to be the leading provider of value-added solutions to wireless telecommunications carriers. Key elements of the Company's strategy include:

  Maintain Leadership in RF Fingerprinting Solutions. The Company believes that its proprietary approach to developing RF fingerprints, based upon technology originally developed for the military, is a key differentiator of the Company's solution that results in highly effective cloning fraud prevention. The Company also believes that it deployed the first real-time network for the exchange of fingerprints between carriers, and that it was also the first to expand real-time roaming protection internationally. The Company intends to focus on enhancing and improving PhonePrint in order to optimize its performance.

  Further Penetrate Domestic Markets. The Company intends to leverage its reputation and experience as a leading provider of RF fingerprinting solutions to increase its share of the domestic market for cloning fraud prevention solutions. The Company plans to capitalize on the PhonePrint system's initial success in reducing cloning fraud and the resulting desire of carriers to deploy PhonePrint in other parts of their network. In addition, the Company intends to develop programs to facilitate purchases by new customers in both urban and rural markets.

  Pursue International Markets. The Company believes that carriers in international markets are experiencing substantial cloning fraud on their analog networks and may ultimately present an even greater opportunity for PhonePrint sales than domestic markets. The Company intends to expand PhonePrint sales internationally by increasing its direct sales force and marketing through distribution partners. The Company believes that the reputation, customer relationships and global field support capabilities of distribution partners may accelerate the penetration of its products in international markets. To date, the Company has deployed PhonePrint in Mexico and the Philippines.

  Leverage Corsair Platform to Provide Low-Cost Solutions. The Company intends to use the PhonePrint system as an open platform from which additional products and services can be provided to the wireless telecommunications industry. The Company believes that new products can be integrated with certain hardware and software designs and components of its open, scaleable platform, which can provide a number of benefits, including accelerated development and deployment, reduced costs, efficient use of cell site space and improved customer service. Once installed, the Corsair platform can support additional Company and third-party products that the Company believes would be more cost-effective than stand-alone products. The Company seeks to collaborate with third party product developers to integrate new products into the Corsair platform.

  Leverage Core Expertise to Develop New Products. The Company intends to use its core expertise in RF signal analysis, digital signal processing and real-time networking in distributed systems environments to develop and introduce other products that can be integrated into the Corsair platform. The Company is currently developing products designed to run on the Corsair platform that would address challenges facing the wireless telecommunications industry relating to customer churn and the FCC phone location mandate.

  Provide Superior Customer Support. The Company believes that providing superior customer support is critical to maintaining long-term relationships and to capitalizing upon future sales opportunities. The Company has invested in building a customer support organization with the range of technical skills and depth of expertise necessary to serve various wireless customers. The Company has developed proprietary software tools that permit extensive monitoring and diagnosis of system performance and provide for the flexibility of remote operation.

THE PHONEPRINT SYSTEM

  PhonePrint is an open architecture hardware and software system that reduces cloning fraud by detecting and promptly disconnecting fraudulent call attempts. A key element of the architecture is its distributed processing capability, which provides high performance and efficiency and reduces network bandwidth requirements. The system supports real-time network connectivity, allowing PhonePrint markets to interoperate both domestically and abroad. The scaleable design of the PhonePrint system has allowed both large and small carriers to deploy the system initially in areas where cloning fraud is most prevalent and to further deploy the system over time in other parts of their networks.

  PhonePrint's cloning fraud prevention capability is based upon proprietary RF signal analysis technology. Every wireless phone's signal creates a unique waveform due to differences in phone designs and components, as well as subtle manufacturing variances. PhonePrint creates an RF fingerprint by using complex proprietary algorithms to measure physical features of these waveforms. RF fingerprints of legitimate subscribers' phones are stored in a database. PhonePrint compares the observed RF fingerprint of the caller with the RF fingerprint of the subscriber in the database. If the two fingerprints do not match, the call is promptly disconnected. In addition, PhonePrint reduces roaming fraud by exchanging RF fingerprints between markets connected to the PhonePrint Roaming Network in real-time, allowing the immediate disconnection of fraudulent roaming call attempts.

  The following chart illustrates the PhonePrint architecture.

                                     LOGO
              [DESCRIPTION OF PHONEPRINT(R) SYSTEM ARCHITECTURE]

  The PhonePrint system is comprised of three components for each market: radio frequency units located in multiple cell sites, a single system control center and a single real-time application server. All of these components are connected by a real-time open internet protocol ("IP") network.

  Radio Frequency Units ("RFUs"). Each RFU is an intelligent, self-contained unit that detects fraudulent calls. Key elements of the RFU include sophisticated receivers, a PC-based processor and a database of subscriber RF fingerprints. An RFU constantly monitors the RF waveforms generated by phones, analyzes them via proprietary algorithms and initiates disconnections when fraud is detected. The RF collection, signal analysis and fraud detection process requires less than 0.5 seconds. RFUs have been designed so that they can be installed, exchanged or taken off-line without interrupting the carrier's wireless network.

  System Control Center ("SCC"). An SCC administers and maintains the master database of RF fingerprints and activates RF fingerprint validation processes for a market. An SCC also communicates with the market's RFUs to receive new RF fingerprint observations and update RF fingerprint databases. The SCC also supports remote system diagnostics and configuration administration.

  Real-Time Application Server ("RTAS"). The RTAS hosts a graphical user interface that allows different carrier personnel, including customer care representatives and fraud analysts, to generate a variety of system activity reports based on real-time and historical data.

  Real-Time Network. The RFUs, SCC and RTAS for each market are connected together, and the PhonePrint system is connected to the carrier's network infrastructure, using an open

IP network. Carriers can subscribe to the PhonePrint Roaming Network service to exchange RF fingerprints with other markets in real-time to reduce roaming fraud.

  The hardware and software components of the PhonePrint system have been designed to be compatible with various vendors' infrastructure equipment to maximize the testability, reliability and performance of the system and to reduce software release cycle times.

  The Company believes that it has established a platform from which multiple integrated products can be offered to customers at relatively low cost compared to stand-alone products through the use of common designs and components. The platform was designed to use standard computer and networking protocols to allow for the integration of future products. For example, the platform operates in UNIX, and uses a structured query language ("SQL") relational database, standard PC processor, and network messaging supported via TCP/IP standards. The Corsair platform, by virtue of its flexibility, distributed processing power and location within a carrier's cell site, is positioned to perform a variety of tasks. Decreasing the cost of cell site equipment, obtaining superior customer support and saving cell site space are all important considerations for carriers in selecting products. The Company believes that all of these considerations can be addressed by leveraging common designs and components incorporated within the Corsair platform across a broad range of products.

PRODUCT DEVELOPMENT

  The current focus of the Company's product development efforts is on enhancing the PhonePrint system and developing new products to address potential market opportunities. Future releases of PhonePrint are being developed to support additional signal transmission standards. Additional research and development activities are focused on developing new products that would integrate into the Corsair platform and expand and enhance the capabilities of the platform.

  The Company is developing a churn reduction product that is intended to report on the performance of subscribers' phones and is expected to be introduced in 1998. This product is being developed to use RF data obtained by the PhonePrint system as part of its fraud prevention operation to determine the performance of wireless phones. Carriers would be able to use the information provided by this product to determine which subscribers are likely to be receiving poor call quality due to phone problems and who are therefore more likely to terminate service. The Company expects to market this churn reduction product primarily to its existing carrier customers. The product is being designed to integrate into the Corsair platform.

  The Company is also developing a phone location product, currently targeted to be introduced in 1999, that is intended to leverage the key designs and components of its existing platform to create a product that enables U.S. wireless telecommunications carriers to meet the FCC mandate that requires them to be capable of identifying the location of wireless callers to 911 emergency systems. The mandate requires that these products be operational and accurate to within 125 meters of the wireless caller not less than 67% of the time by October 2001. The Company believes that certain hardware and software designs and components of the PhonePrint system can be integrated with a phone location product to accelerate development and reduce cost and cell site space requirements. The Company believes that its knowledge of RF signal analysis technologies, its digital signal processing ("DSP") expertise and its installed base of PhonePrint systems are competitive advantages in its development of an emergency 911 caller location product for the wireless telecommunications industry.

  The process of developing new products and product enhancements for use in the wireless telecommunications industry is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies emerge. In particular, the Company is aware of significant technical challenges with respect to the phone location product it is currently attempting to develop. In the past, the Company has experienced delays in the introduction of certain product enhancements, and there can be no assurance that new products or product enhancements will be introduced on schedule or at all. Any new products or product enhancements may also contain defects when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, defects will not be found in new products or product enhancements after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any loss of or delay in market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

  During 1996 and 1995, total research and development expenditures were $5.0 million and $3.1 million, respectively. The Company anticipates that it will continue to commit substantial resources to product development in the future. All research and development expenditures have been expensed as incurred. For the past two years, product development activities have significantly improved the PhonePrint system by identifying new algorithms and refining existing algorithms to bolster PhonePrint's fraud detection capabilities and by improving reliability and manufacturability. During this same period of time, end-to-end real-time network connectivity capabilities and a graphical user interface were also developed, and significant size and cost reductions were achieved.

  As of June 30, 1997, 41 employees were engaged in research and development programs, including hardware and software development, test and engineering support. The Company believes that recruiting and retaining engineering personnel is essential to its success. Competition for such personnel is intense. See "Risk Factors--Dependence on Personnel."

CUSTOMERS

  The end users of the Company's PhonePrint system are both domestic and international wireless telecommunications carriers. Los Angeles Cellular Telephone Company, AT&T Wireless Services, Southwestern Bell Mobile Systems, Inc. and Comcast Cellular Communications, Inc. each accounted for greater than 10% of the Company's total revenues in 1996, and collectively accounted for over 70% of the Company's total revenues in 1996. AT&T Wireless Services and AirTouch Communications, Inc. accounted for virtually all of the Company's total revenues in 1995. See "Risk Factors--Customer Concentration."

  The following is a list of the wireless telecommunications carriers that have deployed the Company's PhonePrint system:

American Cellular Communications Corporation    Houston Cellular Telephone Company
AT&T Wireless Services                          Los Angeles Cellular Telephone
Bell Atlantic NYNEX Mobile                       Company
BellSouth Cellular Corp.                        Pilipino Telephone Corporation
Centennial Cellular Corporation                  (Piltel)
Comcast Cellular Communications,                Puerto Rico Cellular Telephone
 Inc.                                            Company
CCPR Services, Inc. (Cellular One Puerto Rico)  RadioMovil DIPSA, S.A. de C.V. (Telcel)
GTE Mobilnet Service Corp.                      Southwestern Bell Mobile Systems, Inc.
                                                Vanguard Cellular Financial Corp.
                                                United States Cellular Corporation

SALES, MARKETING, DISTRIBUTION AND CUSTOMER SUPPORT

  The Company markets its products to wireless telecommunications carriers domestically and internationally primarily through its direct sales force. The Company has also entered into two distribution agreements. The Company sells and licenses PhonePrint pursuant to agreements that typically provide for hardware purchases and software licenses, customer service and support and roaming service fees. A carrier's decision to deploy PhonePrint typically involves a significant commitment of capital by the carrier, with the attendant delays frequently associated with significant capital expenditures. In addition, purchases of PhonePrint involve testing, integration, implementation and support requirements. For these and other reasons, the sales cycle associated with the purchase of PhonePrint typically ranges from three to 18 months and is subject to a number of risks over which the Company has little control, including the carrier's budgetary and capital spending constraints and the internal decision making processes. See "Risk Factors-- Fluctuations in Quarterly Financial Results; Lengthy Sales Cycle" and "Customer Concentration."

  For the six months ended June 30, 1997, international revenues accounted for approximately 17.3% of the Company's total revenues. Revenue from international customers did not account for any of the Company's total revenues in 1996. The Company expects that revenue from international customers may account for a material portion of the Company's total revenues at various times in the future. The Company is expanding its sales efforts outside of the United States, both directly and through distributors and switch vendors. Any such expansion will require significant management attention and financial resources. See "Risk Factors--Risks Associated with International Expansion."

  The Company is actively seeking to enter into distribution agreements and other marketing arrangements. While no revenue has been generated from distributors to date, the Company believes it will depend on distributors in the future, both with respect to PhonePrint and new products, if any, that the Company may offer. Recently, the Company entered into a distribution agreement with Motorola, Inc. ("Motorola"), which provides Motorola with the ability to distribute PhonePrint worldwide on a non-exclusive basis. To date, the Company has not recognized any revenues under this agreement. In 1996, the Company entered into a distribution agreement with Aurora Wireless Technologies, Ltd. ("Aurora"), which provides Aurora with the ability to distribute PhonePrint throughout the Asia/Pacific region, as defined in the agreement. Pursuant to this arrangement, Aurora has placed a PhonePrint system with a carrier in the Philippines, but consistent with the Company's accounting practices, the Company will not recognize any revenue from this installation until the Company has completed a field test demonstrating that this PhonePrint System meets performance specifications with respect to the disconnection of fraudulent calls and the lack of impact on legitimate subscriber calls which is required to gain acceptance. See "Risk Factors--Dependence on Distributors."

  The Company provides service and technical support for its products through both its direct field service and support personnel and its distributors. A high level of continuing service and support is critical to the Company's objective of developing long-term relationships with its customers. The Company also provides on-site installations and technical assistance as part of the standard support and service package that its customers typically purchase for the length of their respective agreements with the Company. The Company also offers various training courses for its distributors and customers.

COMPETITION

  The market for PhonePrint is new and intensely and increasingly competitive. The Company believes that the primary competitive factors in the cloning fraud prevention market in which it currently competes include product effectiveness and quality, price, service and support capability and compatibility with cloning fraud prevention systems used by the carrier in other geographic markets and by the carrier's roaming partners. There has been a tendency for carriers that purchase cloning fraud prevention systems to purchase products from the company that supplies cloning fraud prevention systems to other carriers with whom the purchasing carrier has a roaming arrangement. As a result, the Company expects it will be significantly more difficult to sell PhonePrint to a carrier if the carrier's roaming partners use cloning fraud prevention systems supplied by a competitor. Furthermore, once a competitor has made a sale of RF-based cloning fraud prevention systems to a carrier, the Company expects that it is unlikely that the Company would be able to sell PhonePrint to that carrier.

  The Company's principal competitor for RF-based cloning fraud prevention systems is Cellular Technical Services Company, Inc. ("CTS"). CTS has agreements pursuant to which it has installed or will install its RF-based cloning fraud prevention system in many major U.S. markets. PhonePrint also competes with a number of alternative technologies, including profilers, personal identification numbers and authentication. The Company is aware of numerous companies, including GTE Telecommunications Services, Inc., Authentix Network, Inc., Signal Science, Inc. (a subsidiary of The Allen Group) and Coral Systems, Inc., that currently are or are expected to offer products in the cloning fraud prevention area. In addition, carriers may themselves develop technologies that limit the demand for PhonePrint. There can be no assurance that any such company or any other competitor will not introduce a new product at a lower price or with greater functionality than PhonePrint. Furthermore, the demand for PhonePrint would be materially adversely affected if wireless telecommunications carriers implement authentication technology applicable to analog phones as their sole cloning fraud solution in major markets, if U.S. wireless telecommunications carriers adopt a uniform digital standard that reduces the need for digital phones to operate in analog mode while roaming, or if analog phone makers change product designs and/or improve manufacturing standards to a point where the difference from phone to phone in the radio waveform becomes so small that it is difficult for PhonePrint to identify a clone. There can be no assurance that any currently available alternative technology or any new technology will not render the Company's products obsolete or significantly reduce the market share afforded to RF-based cloning fraud prevention systems like PhonePrint. The Cellular Telephone Industry Association is currently supervising a study conducted by a third party to determine whether PhonePrint and the cloning fraud prevention system marketed by CTS are able to operate with each other. The Company is not able to predict the effect of this study on competition. An increase in competition could result in price reductions or the loss of market share by the Company and could have a material adverse effect on the Company's business, operating results and financial condition.

  The market for other products and services provided to wireless telecommunications carriers is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. In addition, many wireless telecommunications carriers and vendors of switches and other telecommunications equipment may be capable of developing and offering products and services competitive with new products, if any, that the Company may offer in the future. Trends in the wireless telecommunications industry, including greater consolidation and technological or other developments that make it simpler or more cost-effective for wireless telecommunications carriers to provide certain services themselves could affect demand for new products, if any, offered by the Company, and could make it more difficult for the Company to offer a cost-effective alternative to a wireless telecommunications carrier's own capabilities. The Company is aware of a number of companies that have either announced an intention to develop or are capable of developing products that would compete with the products the Company is developing, and the Company anticipates the entrance of new competitors in the wireless telecommunications carrier service industry in the future. The Company's ability to sell new products, if any, may be hampered by relationships that competitors have with carriers based upon the prior sale of other products to carriers.

  The Company believes that its ability to compete in the future depends in part on a number of competitive factors outside its control, including the ability to hire and retain employees, the development by others of products and services that are competitive with the Company's products and services, the price at which others offer comparable products and services and the extent of its competitors' responsiveness to customer needs. Many of the Company's competitors and potential competitors have significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. To remain competitive in the market for products and services sold to wireless telecommunications carriers, the Company will need to continue to invest substantial resources in engineering, research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. Accordingly, there can be no assurance that the Company will be able to compete successfully with respect to new products, if any, it offers in the future.

MANUFACTURING

  The Company's manufacturing objective is to produce products that conform to Corsair's specifications at the lowest possible manufacturing cost. Manufacturing, system integration and certain testing operations are performed at the Company's headquarters in Palo Alto, California. The Company's manufacturing operations consist primarily of assembling finished goods from components and subassemblies purchased from third parties. The Company monitors quality at each stage of the production process, including the selection of component suppliers, the assembly of finished goods and final testing, packaging and shipping.

  The Company relies to a substantial extent on outside vendors to manufacture many of the components and subassemblies used in PhonePrint, some of which are obtained from a single supplier or a limited group of suppliers. The Company's reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. In the past, the Company has experienced delays in receiving materials from vendors, sometimes resulting in delays in the assembly of products by the Company. See "Risk Factors--Dependence on Third-Party Products and Services; Sole or Limited Sources of Supply."

PATENTS AND PROPRIETARY RIGHTS

  The Company relies on a combination of patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of June 30, 1997, the Company had one issued U.S. patent, six pending U.S. patent applications, one issued foreign patent and ten pending foreign patent applications. The Company's success will depend in large part on the ability of the Company to obtain patent protection, defend patents once obtained, license third-party proprietary rights, maintain trade secrets and operate without infringing upon the patents and proprietary rights of others. The patent positions of companies in the wireless telecommunications industry, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that patents will issue from any patent applications owned or licensed to the Company or that, if patents do issue, the claims allowed would be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.

  Patents issued and patent applications filed relating to products used in the wireless telecommunications industry are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products used or proposed to be used by the Company. The Company is aware of patents granted to third parties that relate to the potential products the Company is currently developing. The Company will need to either design those potential products in a manner that does not infringe the third-party patents or obtain licenses from the third parties and there can be no assurance that the Company will be able to do so. There can be no assurance that the Company is aware of all patents or patent applications that may materially affect the Company's ability to make, use or sell any current or future products. U.S. patent applications are confidential while pending in the U.S. Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing. There can also be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to make, use, sell or otherwise practice its intellectual property (whether or not patented or described in pending patent applications), or to further develop or commercialize its products in the U.S. and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on the Company's business, operating results or financial condition.

  The Company also relies on unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. No assurance can be given that third parties will not obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company. The Company also relies on confidentiality agreements with its employees, vendors, consultants and customers to protect its proprietary technology. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, operating results and financial condition.

LEGAL PROCEEDINGS

  From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company.

EMPLOYEES

  As of June 30, 1997, the Company had 132 employees, including 38 in sales and marketing, 18 in manufacturing, 41 in research and development, 19 in operations, field service and customer support and 16 in finance and administration. None of the Company's employees are represented by a collective bargaining agreement, nor has the Company experienced any work stoppages. The Company believes that its relations with its employees are good. See "Risk Factors--Dependence on Personnel."

FACILITIES

  The Company's principal administrative, assembly, manufacturing, marketing and sales facilities total approximately 34,555 square feet and are located in a single building in Palo Alto, California. The Company occupies its current facilities under a lease that expires on June 1, 2002. The Company has the right to expand into the remaining 20,455 feet of space in the building beginning in April 1998.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company as of June 30, 1997:

   NAME                              AGE POSITION
   ----                              --- --------
   Kevin R. Compton (1).............  38 Chairman of the Board and Director
   Mary Ann Byrnes..................  40 President, Chief Executive Officer and
                                         Director
   Martin J. Silver.................  40 Chief Financial Officer and Secretary
   Evan J. McDowell.................  50 Vice President, Sales
   Thomas C. Meyer..................  40 Vice President, Operations
   Donald R. Oestreicher............  52 Vice President, Engineering
   Walter M. Price..................  37 Vice President, Manufacturing
   Jeannette Robinson...............  46 Vice President, Human Resources
   John F. Scott....................  33 Vice President, Strategy and Business
                                         Development
   David G. Thompson................  36 Vice President, Marketing
   Peter L.S. Currie (1)............  40 Director
   Stephen M. Dow (2)...............  42 Director
   David H. Ring (2)................  42 Director
   Roland L. Robertson..............  62 Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  KEVIN R. COMPTON. Mr. Compton has served as Chairman of the Board and a Director of the Company since December 1994 and served as Secretary of the Company from December 1994 to December 1995. Since 1990, Mr. Compton has served as a general partner of Kleiner Perkins Caufield & Byers, a venture capital investment firm. Mr. Compton is a director of Citrix Systems, Inc., Digital Generation Systems, Inc. and Global Village Communication, Inc., and is also a director of several privately-held companies.

  MARY ANN BYRNES. Ms. Byrnes has served as President of the Company since December 1994; as a Director of the Company since February 1995 and as Chief Executive Officer since July 1995. Before joining Corsair, from June 1987 to November 1994, Ms. Byrnes served at Bay Area Cellular Telephone Company, a wireless telecommunications carrier, as Vice President of Sales and Marketing and Vice President of Operations. Ms. Byrnes holds a BA in economics from Wellesley College and an MBA from Harvard Business School.

  MARTIN J. SILVER. Mr. Silver has served as Chief Financial Officer and Secretary of the Company since January 1996. Mr. Silver most recently served as Chief Financial Officer and Treasurer at Superconductivity, Inc., a developer of magnets for use by utilities to store energy, from January 1993 to December 1995. Prior to that, Mr. Silver served as Chief Financial Officer and Corporate Secretary at Credence Systems Corporation, a developer of testing devices for semiconductors, from November 1988 to December 1992. Mr. Silver holds a BS in electrical engineering from Purdue University and an MBA from The University of Pennsylvania, The Wharton School of Business.

  EVAN J. MCDOWELL. Mr. McDowell has served as Vice President, Sales of the Company since January 1997. Prior to joining Corsair, Mr. McDowell was employed by Polycom, Inc., a telecommunications products company, where he served as Vice President of Sales and Marketing from November 1993 to January 1997. From March 1989 to November 1993,

Mr. McDowell served as General Manager of the Voice Information Services Division at Octel Communications Corporation, a voice messaging company. Mr. McDowell holds a BS in accounting and an MBA from San Diego State University.

  THOMAS C. MEYER. Mr. Meyer has served as Vice President, Operations of the Company since April 1996. Before joining Corsair, Mr. Meyer was Senior Vice President of Operations at Blyth Software Inc., a software development company, from April 1994 to March 1996. Previous to that, he was Vice President and General Manager of the Customer Services Division of Pyramid Technology Corporation, a company that develops open systems servers for the commercial computing market, from January 1990 to March 1994. Mr. Meyer holds a BS in computer engineering from the University of Bridgeport in Connecticut.

  DONALD R. OESTREICHER. Dr. Oestreicher has served as Vice President, Engineering of the Company since joining the Company in July 1996. Prior to joining Corsair, Dr. Oestreicher was employed by AirSoft, Inc., a software development company, where he was Vice President of Engineering from July 1995 to July 1996. Dr. Oestreicher served as Vice President, Research & Development at Blyth Software Inc., a software development company, from January 1993 to June 1995. From August 1990 to December 1992, Dr. Oestreicher was Director, Software Product Development for Dow Jones & Company Inc., a publishing company. Dr. Oestreicher holds a BS in economics from the Massachusetts Institute of Technology, a PhD in computer science from the University of Utah, and an MBA from Santa Clara University.

  WALTER M. PRICE. Mr. Price joined the Company in May 1995 as Director of Manufacturing and was promoted to Vice President, Manufacturing of the Company in January 1997. Prior to joining Corsair, Mr. Price was Operations Director at Ericsson-Raynet Corporation, a fiber optics telecommunications company, from June 1993 to May 1995. From February 1989 to June 1993, Mr. Price served in various positions including Marketing Operations Manager, Supply Planning Manager and Process Engineering Manager while at Sun Microsystems, Inc., a provider of network-based distributed computing systems. Mr. Price holds a BS in industrial engineering from Stanford University and an MBA from Santa Clara University.

  JEANNETTE ROBINSON. Ms. Robinson joined the Company in January 1996 as Director of Human Resources and was promoted to Vice President, Human Resources of the Company in January 1997. Prior to joining Corsair, Ms. Robinson was employed by Cisco Systems Inc., a provider of internetworking products, where she held several human resources management and recruiting positions from June 1990 to January 1996. Ms. Robinson holds a BS in business administration and a BA in sociology from San Jose State University.

  JOHN F. SCOTT. Mr. Scott has served as Vice President, Strategy and Business Development of the Company since January 1995. Prior to joining Corsair, Mr. Scott served as Director of Marketing Strategy and Marketing Product Manager at Bay Area Cellular Telephone Company from September 1992 to January 1995. Mr. Scott served as a consultant with Boston Consulting Group, a consulting firm, from August 1990 to March 1992, and served as an independent consultant from April 1992 to September 1992. Mr. Scott holds a BA in economics from Claremont McKenna College and an MBA from Harvard Business School.

  DAVID G. THOMPSON. Mr. Thompson has served as Vice President, Marketing of the Company since January 1995. Mr. Thompson also served as Vice President, Sales of the Company from January 1995 to January 1997. Prior to joining Corsair, Mr. Thompson served as Director of Marketing at Digital Pictures, Inc., a software development company, from August 1994 to January 1995. Previous to that, he was Director of Marketing and Manager of Marketing Strategy at Bay Area Cellular Telephone Company from March 1992 to August 1994. Mr. Thompson holds a BA in economics from Harvard University.

  PETER L.S. CURRIE. Mr. Currie has served as a Director of the Company since December 1995. Mr. Currie is currently Senior Vice President and Chief Financial Officer of Netscape Communications Corporation, an internet and intranet software company, where he has been employed since April 1995. From April 1989 to March 1995, Mr. Currie held various management positions at McCaw Cellular Communications, Inc., a wireless telecommunications carrier, including Executive Vice President of Corporate Development and Chief Financial Officer.

  STEPHEN M. DOW. Mr. Dow has served as a Director of the Company since May 1996. Since 1983, Mr. Dow has served as a general partner of Sevin Rosen Funds, a venture capital investment firm. Mr. Dow is a director of Arqule Inc., Citrix Systems, Inc. and Viropharma Incorporated, and is also a director of several privately-held companies.

  DAVID H. RING. Mr. Ring has served as a Director of the Company since July 1995. Since April 1996, Mr. Ring has served as Chairman of the Board of Tzabaco Group, Inc., a direct marketing company, and has also served as Chief Executive Officer of Tzabaco Group, Inc. since October 1996. From December 1988 to November 1993, Mr. Ring served as Vice President of Manufacturing for Cisco Systems Inc. where he also served as a Director from November 1993 to November 1995. Mr. Ring was also a Director of Global Village Communication, Inc. from May 1991 to July 1996.

  ROLAND L. ROBERTSON. Mr. Robertson has served as a Director of the Company since April 1996. Since February 1997, Mr. Robertson has served as Vice President and Deputy General Manager for Operations of the System Integration Group of TRW Inc., a company focused primarily on government engineering contracting. From January 1991 through January 1997, Mr. Robertson served as President and General Manager of TRW Environmental Safety Systems, Inc., a subsidiary of TRW Inc.

  All executive officers are appointed annually by and serve at the discretion of the Board. All of the Company's executive officers are employed by the Company at will.

BOARD COMPOSITION AND COMPENSATION

  Members of the Board currently hold office and serve until the next annual meeting of the stockholders of the Company or until their respective successors have been elected. The Board is currently comprised of six Directors. Under the Company's Restated Bylaws, beginning with the next annual meeting of stockholders the Company's Board will be classified into three classes of Directors serving staggered three-year terms, with one class of Directors to be elected at each annual meeting of stockholders. The classification of directors has the effect of making it more difficult to change the composition of the Board. See "Description of Capital Stock-- Possible Anti-takeover Effects of Certain Charter Provisions."

  The Company reimburses its Directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Board. Directors are not currently compensated in cash for serving on the Board. No Director who is an employee of the Company will receive separate compensation for services rendered as a director. After this Offering, on the date of each annual meeting of the Company's stockholders held after 1997, each non-employee Director who is a director immediately after such meeting will receive an option to purchase 1,500 shares of Common Stock. See "--Benefit Plans--1997 Stock Incentive Plan."

  In April 1996, Mr. Currie received an option to purchase 33,334 shares of Common Stock for his service as a Director. In August 1995, Mr. Ring received an option to purchase

50,750 shares of Common Stock for his service as a Director. Each of these options vests monthly over a four-year period from the date of grant. In May 1997, Mr. Compton and Mr. Dow each received an option to purchase 7,500 shares of Common Stock for their service as Directors. Each of these options vests monthly over a three-year period from the date of grant.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Amended and Restated Certificate of Incorporation eliminates, subject to certain exceptions, Directors' personal liability to the Company or its stockholders for monetary damages for breaches of fiduciary duties. The Amended and Restated Certificate of Incorporation does not, however, eliminate or limit the personal liability of a Director for (i) any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the Director derived an improper personal benefit.

  The Company's Restated Bylaws provide that the Company shall indemnify its Directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its Directors and officers. The indemnification agreements contain provisions that require the Company, among other things, to indemnify its Directors and officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as Directors or executive officers of the Company or other entities to which they provide service at the request of the Company and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. The Company believes that these provisions and agreements are necessary to attract and retain qualified Directors and officers. The Company has obtained an insurance policy covering Directors and officers for claims that such Directors and officers may otherwise be required to pay or for which the Company is required to indemnify them, subject to certain exclusions.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has a standing Compensation Committee currently composed of Mr. Ring and Mr. Dow. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for executive officers and certain employees of the Company, including salary and stock options. The Committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under the Company's existing incentive compensation plans. The Company also has a standing Audit Committee composed of Mr. Compton and Mr. Currie. The Audit Committee assists in selecting the Company's independent auditors and in designating services to be performed by, and maintaining effective communication with, those auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the members of the Compensation Committee is an officer or employee of the Company. No interlocking relationship exists between the Company's Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the aggregate compensation paid by the Company to the President and Chief Executive Officer and to each of the four other most highly compensated executive officers who in 1996 earned over $100,000 in salary and bonus (the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                 COMPENSATION
                                        ANNUAL COMPENSATION         AWARDS
                                        --------------------    ---------------
                                                                  SECURITIES
                                                                  UNDERLYING
NAME AND PRINCIPAL POSITION     YEAR(1) SALARY(2)    BONUS      OPTIONS/SARS(#)
---------------------------     ------- --------------------    ---------------
Mary Ann Byrnes................  1996   $ 165,000  $  82,500        66,667
 President and Chief Executive
 Officer
David G. Thompson..............  1996   $ 128,334  $ 456,550(3)     26,667
 Vice President, Marketing
Martin J. Silver...............  1996   $ 140,000  $  55,800        20,000
 Chief Financial Officer and
 Secretary
John F. Scott..................  1996   $ 110,000  $  46,200        26,667
 Vice President, Strategy and
 Business Development
Walter M. Price................  1996   $ 106,307  $  22,324        15,334
 Vice President, Manufacturing

--------
(1) Pursuant to Instruction to Item 402(b) of Regulation S-K promulgated by the Securities and Exchange Commission (the "Commission"), information with respect to fiscal years prior to 1996 has not been included as the Company was not a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the information has not been previously reported to the Commission in response to a filing requirement.
(2) Includes amounts deferred pursuant to the Company's 401(k) Plan.
(3) Includes $455,000 earned as commissions while serving as Vice President, Sales and Marketing.

  Option Grants. The following table sets forth information concerning stock option grants made to each of the Named Executive Officers for the year ended December 31, 1996. The Company granted no stock appreciation rights ("SARs") to Named Executive Officers during 1996.

                             OPTION GRANTS IN 1996

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                         NUMBER OF    % OF TOTAL                           RATES OF STOCK PRICE
                         SECURITIES    OPTIONS                               APPRECIATION FOR
                         UNDERLYING   GRANTED TO     EXERCISE                 OPTION TERM(4)
                          OPTIONS    EMPLOYEES IN     PRICE     EXPIRATION ---------------------
NAME                     GRANTED(1) FISCAL YEAR(2) PER SHARE(3)    DATE        5%        10%
----                     ---------- -------------- ------------ ---------- ---------- ----------
Mary Ann Byrnes.........   66,667        10.3%        $0.69     9/24/2006  $   28,510 $   72,250
David G. Thompson.......   16,667         2.6         $0.69      1/8/2006       7,128     18,063
                           10,000         1.6         $0.69     9/24/2006       4,276     10,837
Martin J. Silver........   20,000         3.1         $0.69     9/24/2006       8,553     21,675
John F. Scott...........   16,667         2.6         $0.69      1/8/2006       7,128     18,063
                           10,000         1.6         $0.69     9/24/2006       4,276     10,837
Walter M. Price.........   10,000         1.6         $0.69      1/8/2006       4,276     10,837
                            5,334         0.8         $0.69     9/24/2006       2,281      5,780

--------
(1) The rights of the optionees vest at various times over a four-year period. While the options are fully exercisable upon grant, any shares purchased by the optionee which do not vest prior to the termination of the optionee's employment may be repurchased by the Company at cost. In accordance with the terms of the 1996 Stock Option/Stock Issuance Plan under which the options were granted, all rights of the optionee will accelerate and vest in full upon an acquisition of the Company unless the options are assumed or replaced by or the Company's repurchase rights are assigned to the acquiring corporation. Under the terms of the 1996 Stock Option/Stock Issuance Plan, following any acquisition of the Company in which the rights of the optionees do not accelerate and vest in full, the rights of each optionee shall accelerate and vest (or the Company's repurchase rights will lapse in the case of exercised options) with respect to one-half of the then unvested shares if the employment of the optionee is involuntarily terminated within one year of the acquisition.
(2) The Company granted options to purchase a total of 644,634 shares to employees in fiscal year 1996.
(3) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on the dates the respective options were granted as determined by the Board, considering all relevant factors. The exercise price may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date or a combination of cash or shares or any other form of consideration approved by the Board. After the effective date of the Registration Statement of which this Prospectus is a part, the fair market value of shares of Common Stock will be determined in accordance with certain provisions of the 1997 Stock Incentive Plan based on the closing selling price of a share of Common Stock on the date in question on the primary exchange or national market system on which the Company's common stock is listed or reported. If shares of the Common Stock are neither listed or admitted to trading on any stock exchange nor traded on the Nasdaq National Market, then the fair market value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.
(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission. The price used for computing this appreciation is the exercise price of the options, not the price of Common Stock in this Offering. There is no assurance provided to any Named Executive Officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% or 10% levels or at any other defined level.

  OPTION EXERCISES AND UNEXERCISED OPTION HOLDINGS. The following table provides information concerning option exercises during 1996 by the Named Executive Officers and the value of unexercised options held by each of the Named Executive Officers as of December 31, 1996. No SARs were exercised during 1996 or outstanding as of December 31, 1996.

      AGGREGATE OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING              VALUE OF UNEXERCISED
                          SHARES                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS
                         ACQUIRED                   DECEMBER 31, 1996         AT DECEMBER 31, 1996(3)
                            ON       VALUE     ---------------------------- ----------------------------
NAME                     EXERCISE REALIZED (1) EXERCISABLE(2) UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE
----                     -------- ------------ -------------- ------------- -------------- -------------
Mary Ann Byrnes......... 370,101    $169,302            0            0         $     0            0
David G. Thompson.......     --          --        90,000            0         $37,250            0
Martin J. Silver........     --          --       100,000            0         $15,000            0
John F. Scott...........     --          --        90,000            0         $37,250            0
Walter M. Price.........  13,334    $  7,000       22,000            0         $ 5,800            0

--------
(1) "Value realized" is calculated on the basis of the fair market value of the Common Stock on the date of exercise minus the exercise price and does not necessarily indicate that the optionee sold such stock, and does not take into account that some of such shares are subject to rights of repurchase on the part of the Company which lapse at various times over four years after the date of grant.
(2) The options are immediately exercisable; however, any shares purchased upon exercise may be subject to rights of repurchase on the part of the Company which lapse at various times over four years after the date of grant.
(3) "Value" is defined as fair market price of the Common Stock at fiscal year-end ($0.83) less exercise price.

EMPLOYMENT ARRANGEMENTS

  Options granted to Named Executive Officers are immediately exercisable; however, any shares purchased upon exercise are subject to rights of repurchase on the part of the Company that generally expire over four or five years from the date of option grant. In accordance with the terms of the 1996 Stock Option/Stock Issuance Plan and the 1997 Officer Stock Option Plan under which options were granted to Named Executive Officers, all of the Named Executive Officers' options will immediately vest and the Company's repurchase rights will immediately lapse with respect to shares held by the Named Executive Officers upon an acquisition of the Company, unless the options are assumed or replaced by, or the Company's repurchase rights are assigned to, the acquiring entity. Following any acquisition of the Company in which options remain subject to vesting and repurchase rights do not lapse in the manner provided above, 50% of a Named Executive Officer's options will vest and the repurchase rights with respect to 50% of such Named Executive Officer's shares will lapse if the employment of the Named Executive Officer is involuntarily terminated within one year of the acquisition.

BENEFIT PLANS

  1997 Stock Incentive Plan. The 1997 Stock Incentive Plan (the "Plan") serves as the successor equity incentive program to the Company's 1996 Stock Option/Stock Issuance Plan, and the 1997 Officer Stock Option Plan (the "Prior Plans"). The Plan was adopted by the Board on May 20, 1997 and subsequently approved by the stockholders on May 27, 1997. 1,337,633 shares of Common Stock have initially been authorized for issuance under the Plan including, (i) the shares that remain available for issuance under the Company's 1996 Stock Option/Stock Issuance Plan, including the shares subject to outstanding options thereunder, plus (ii) the shares that remain available for issuance under the Company's 1997 Officer Stock Option Plan, including the shares subject to outstanding options thereunder, plus (iii) an additional increase of 333,334 shares. The number of shares of Common Stock included in the Plan will automatically be increased by an additional two percent of the outstanding number of shares of capital stock of the Company per year.

  No further option grants will be made under any of the Prior Plans. However, options incorporated from the Prior Plans will continue to be governed by their existing terms, unless the Plan Administrator (described below) elects to extend one or more features of the Plan to those options. However, except as otherwise noted below, the outstanding options under the Prior Plans contain substantially the same terms and conditions summarized below for the Discretionary Option Grant Program in effect under the Plan.

  The Plan is divided into four separate components: (i) the Discretionary Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program, under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the past performance of services, (iii) the Salary Investment Option Grant Program, under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special stock options, and
(iv) the Automatic Option Grant Program, under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

  The Discretionary Option Grant, Stock Issuance and Salary Investment Option Grant Programs will generally be administered by the Board or one or more committees appointed by the Board except that a committee consisting of two or more non-employee Directors will administer each of these programs with respect to any person subject to Section 16 of the Securities and Exchange Act of 1934, as amended (the "Plan Administrator"). The Plan Administrator, will have complete discretion to determine which eligible individuals will receive option grants or stock issuances, the time or times at which such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the vesting schedule to be in effect for the option grant or stock issuance, the maximum term for which any granted option is to remain outstanding and whether an option will be granted as an incentive stock option or a non-statutory stock option under the Federal tax laws. The administration of the Automatic Option Grant Program will be self-executing in accordance with the express provisions of such Program. All employees, Directors and consultants or independent contractors of the Company are eligible to receive option grants or stock issuances under the Plan.

  In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program for one or more calendar years, each executive officer and other highly compensated employee of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the officer will be granted, as soon as possible after the start of the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the total salary reduction amount by an amount equal to at least one-third and no more than two-thirds (the exact amount to be established by the Plan Administrator) of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to the difference between the amount of the salary reduction agreed to by the optionee for the option and the fair market value of the option shares on the grant date. As a result, upon exercise of the options issued under the Salary Investment Option Grant Program, the optionee will have paid 100% of the fair market value of the option shares as of the grant date through the payment of the exercise price and the agreed salary reduction. The option will become exercisable in a series of twelve (12) equal monthly installments over the calendar year for which the salary reduction is in effect and will become fully exercisable upon certain changes in the ownership or control of the Company or sale of its assets.

  Under the Automatic Option Grant Program, at each annual stockholders meeting, beginning with the 1998 Annual Stockholders Meeting, each non-employee Board member will receive an option to purchase 1,500 shares of Common Stock. Each option granted pursuant to the Automatic Option Grant Program will have an exercise price equal to the fair market value per share of Common Stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of Board service. The grant of 1,500 shares will vest in 12 equal monthly installments following the grant date during which the optionee continues to serve as a Board member. In addition, the option shares will become fully vested upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member. The options may only be exercised to the extent vested.

  Payment of the exercise price for the shares of Common Stock subject to options granted under the Discretionary Option Grant Program, the Salary Investment Option Grant Program and the Automatic Option Grant Program may be made in cash, by check or in shares of Common Stock valued at fair market value on the exercise date. Payment of the exercise price for the shares of Common Stock subject to option grants made under the Stock Issuance Program may be made in cash, by check or with past performance of services. The optionee may elect to make payment for the option shares upon exercise through a same-day sale program, which enables the optionee to purchase the option shares without making any cash payment. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in full payment of the exercise price and associated withholding taxes incurred in connection with such exercise.

  In the event that the Company is acquired by merger or asset sale, the unvested portion of each outstanding option under the Discretionary Option Grant Program that is not to be assumed by the successor corporation and each outstanding option under the Salary Investment Option Grant Program will automatically vest in full. Similarly, unless the Company assigns the repurchase rights associated with any unvested shares issued under such programs or the Stock Issuance Program to the successor corporation, such unvested shares will vest in full. Any outstanding options assumed by the successor corporation and shares that remain subject to repurchase rights assigned to the successor corporation will not vest immediately, but will vest in accordance with their original vesting schedule. The Plan Administrator will have the authority under the Discretionary Option Grant, Salary Investment Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed 12 months) following (i) a merger or asset sale in which those options are assumed or those repurchase rights are assigned, (ii) a hostile change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members or (iii) the sale, transfer or disposition of all or substantially all of the Company's assets (each a "Corporate Transaction"). The Plan Administrator will also have the discretion to provide for the automatic acceleration of options and the lapse of any repurchase rights upon (i) a hostile change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of Board members or (ii) the termination of the individual's service, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed 18 months) following such a hostile change in control. Pursuant to the terms of the option agreements the unvested portion of the options currently outstanding under the Prior Plans will accelerate and such options will terminate and cease to be exercisable upon an acquisition of the Company by merger or asset sale, unless those options are assumed by the acquiring entity. One-half of the unvested portion of any options assumed by the successor corporation will automatically accelerate upon the involuntary termination of the optionee's service within 12 months following the occurrence of a Corporate Transaction in which the options are assumed or replaced by the successor corporation.

  Stock appreciation rights may be issued in tandem with option grants made under the Discretionary Option Grant Program. The holders of these rights will have the opportunity to elect between the exercise of their outstanding stock options for shares of Common Stock or the surrender of those options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. The appreciation distribution may be made in cash or in shares of Common Stock. There are currently no outstanding stock appreciation rights.

  The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the Prior Plans), with the consent of the holders of such options, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

  The Board may amend or modify the Plan at any time. The Plan will terminate 10 years from its effective date unless otherwise terminated by the Board prior to such date.

  Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board on May 20, 1997 and was subsequently approved by the stockholders on May 27, 1997. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of Common Stock, at semi-annual intervals, through periodic payroll deductions under the Purchase Plan. A reserve of 166,667 shares of Common Stock has been established for this purpose.

  The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this Offering and will end on the last business day in July 1999, unless sooner terminated.

  Individuals who are eligible employees on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date (February 1 or August 1 each year). Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent semi-annual entry date within that period.

  Payroll deductions may not exceed 10% of the participant's base salary for each semi-annual period of participation, and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day of January and July each year, with the first purchase date to occur on the last business day of January 1998) at a purchase price per share not less than 85% of the LOWER of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value of the Common Stock on the semi-annual purchase date. Should the fair market value of the Common Stock on any semi-annual purchase date be less than the fair market value of the Common Stock on the first day of the offering period, then the current offering period will automatically end and a new 24-month offering period will begin, based on the lower fair market value.

                             CERTAIN TRANSACTIONS

  Since its formation in December 1994, the Company has issued, in private placement transactions, shares of its Preferred Stock (as adjusted in price and number of shares to show the number of shares of Common Stock into which the Preferred Stock will automatically convert upon the completion of this Offering at a conversion ratio of 1 to 1) as follows: 5,413,340 shares of Series A Preferred Stock at a price of $3.00 per share in December 1994; 1,328,084 shares of Series B Preferred Stock at a price of $6.65 per share in October 1995; 2,424,864 shares of Series C Preferred Stock at a price of $8.25 per share in October 1996; and 266,668 shares of Series D Preferred Stock at a price of $11.25 per share in March 1997. The purchasers of Preferred Stock include, among others, the following Directors and holders of more than five percent of the Company's outstanding stock and their respective affiliates:

                                       PREFERRED STOCK
                             ------------------------------------
EXECUTIVE OFFICERS,
DIRECTORS AND 5%                                                      TOTAL
STOCKHOLDERS                 SERIES A  SERIES B SERIES C SERIES D CONSIDERATION
-------------------          --------- -------- -------- -------- -------------
Kevin R. Compton (1).......  1,333,334 248,308  121,212    --      $6,650,001
Stephen M. Dow (2).........  1,333,334  37,624   60,606    --       4,750,002
Roland L. Robertson (3)....  1,346,568     --       --     --       4,039,700
David H. Ring (4)..........        --    7,526    6,062    --         100,002
Entities affiliated with
 Kleiner Perkins Caufield &
 Byers (1).................  1,333,334 248,308  121,212    --       6,650,001
Entities affiliated with
 Sevin Rosen Funds (2).....  1,333,334  37,624   60,606    --       4,750,002
Entities affiliated with
 Norwest Equity Partners
 (5).......................  1,066,768 165,538  207,274    --       6,010,300
TRW Inc. (3)...............  1,346,568     --       --     --       4,039,700
Entities affiliated with
 Accel Partners (6)........        --  526,714  121,214    --       4,500,000

--------
(1) Includes 1,693,616 shares purchased by Kleiner Perkins Caufield & Byers VII and 9,238 shares purchased by KPCB Information Sciences Zaibatsu Fund
    II. Mr. Compton is a Director of the Company and a general partner of each of Kleiner Perkins Caufield & Byers VII and KPCB Information Sciences Zaibatsu Fund II. Mr. Compton disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2) Includes 1,428,230 shares purchased by Sevin Rosen Fund IV L.P. and 3,334 shares purchased by Sevin Rosen Bayless Management Company. Mr. Dow is a Director of the Company, a general partner of SRB Associates IV L.P., the general partner of Sevin Rosen Fund IV L.P., and an officer of Sevin Rosen Bayless Management Company. Mr. Dow disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3) Includes 1,346,568 shares purchased by ESL Incorporated and subsequently transferred to TRW Inc. Mr. Robertson is a Director of the Company and an officer of TRW Inc. Because Mr. Robertson does not have voting or dispository control over such shares, he disclaims beneficial ownership of such shares.
(4) Includes 7,526 shares purchased by Eureka Investments, L.P. and 6,062 shares purchased by the David H. Ring Charitable Remainder Unitrust. Mr. Ring is a director of the Company, a general partner of Eureka Investments, L.P. and the trustee of the David H. Ring Charitable Remainder Unitrust. Mr. Ring disclaims beneficial ownership of the shares held by Eureka Investments, L.P. and the David H. Ring Charitable Remainder Unitrust except to the extent of his pecuniary interest therein.
(5) Includes 1,066,768 shares purchased by Norwest Equity Partners, IV and 372,812 shares purchased by Norwest Equity Partners, V.
(6) Includes 593,498 shares purchased by Accel IV L.P., 27,862 shares purchased by Accel Investors '95 L.P., 12,312 shares purchased by Accel Keiretsu L.P. and 14,256 shares purchased by Ellmore C. Patterson Partners.

  Holders of Preferred Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights."

  In December 1994, the Company sold 5,413,340 shares of its Series A Preferred Stock to ESL Incorporated ("ESL"), a subsidiary of TRW Inc., and various venture capital funds, including funds which are principal stockholders of the Company and/or are affiliated with directors of the Company, in a private placement pursuant to which the Company received $13,240,000 and various promissory notes in the aggregate principal amount of $3,000,000, bearing interest at a rate of 6.34% per annum. All principal and interest accrued with respect to the notes has been repaid to the Company and the notes have been cancelled.

  In December 1994, the Company purchased from ESL certain in-process research and development and assets relating to wireless telecommunications fraud prevention, including its rights and obligations under a certain Development and License Agreement with AirTouch Communications, Inc. (the "Acquired Technology"), in exchange for $6,240,000 and a promissory note in the principal amount of $3,000,000 bearing interest at a rate of 6.66% per annum (the "$3,000,000 Note"). In connection with its purchase of the Acquired Technology, the Company also obtained a perpetual license with respect to certain trade secrets and know-how related to the Acquired Technology for use in the fields of wireless telecommunications, transportation and systems integration (the "License"). The price of the Acquired Technology and the License was determined based on negotiations between the Company and ESL, and was not fixed based on a third party's independent appraisal. All principal and interest with respect to the $3,000,000 Note has been repaid by the Company and the $3,000,000 Note has been cancelled.

  In December 1994, in connection with the purchase of the Acquired Technology, the Company entered into an Assignment and Assumption Agreement with ESL providing for the assignment to the Company of and the assumption by the Company of all of ESL's right, title and interest under a certain lease with Westminster Management Corporation (the "Lease") with respect to a certain facility located at 207 East Java Drive in Sunnyvale, California. The Lease expired on February 15, 1995.

  In April 1996, the Company made a loan in the amount of $100,000 to Martin
J. Silver, the Chief Financial Officer of the Company, which loan is represented by two promissory notes, each in the principal amount of $50,000, and is secured pursuant to a Deed of Trust by Mr. Silver's residence. Both promissory notes bear annual interest at the greater of 5.5% or the lowest applicable federal rate of interest as published by the Internal Revenue Service. One of the promissory notes is to be forgiven at a rate of 20% per year on each anniversary date of such note for so long as Mr. Silver continues to be employed as a full-time employee of the Company, and otherwise the outstanding principal and accrued interest with respect to such note is due and payable upon the expiration of the 60-day period following the date Mr. Silver ceases to be a full-time employee of the Company. The other promissory note is due and payable upon the earlier of: (i) April 10, 1999; (ii) the expiration of the 60-day period following the date Mr. Silver ceases to be a full-time employee of the Company; (iii) the expiration of the 190-day period following the closing of the Company's initial public offering; (iv) the expiration of the 10-day period following the date on which Mr. Silver sells or transfers his residence; or (v) upon the occurrence of certain corporate transactions. The entire principal amount and accrued interest (other than amounts forgiven in accordance with the description above) on the loan to Mr. Silver remains outstanding as of the date hereof.

  In November 1996, the Company made a loan in the amount of $200,000 to Mary Ann Byrnes, the President and Chief Executive Officer of the Company, which loan is represented by a promissory note and is secured pursuant to a pledge agreement by 370,101 shares of Common Stock of the Company held by Ms. Byrnes. The promissory note is due and payable upon the earlier of: (i) November 13, 2000; (ii) the expiration of the 60-day period following the date Ms. Byrnes ceases to be a full-time employee of the Company; (iii) the expiration of the 190-day period following the closing of the Company's initial public offering; or (iv) upon the occurrence of certain corporate transactions, and bears interest at the rate of 7% per annum.

The entire principal amount and accrued interest on the loan to Ms. Byrnes remains outstanding as of the date hereof.

  All of the Company's officers are employed by the Company at will. The Company has entered into indemnification agreements with each of its directors and executive officers. See "Management--Limitations on Liability and Indemnification Matters."

  At the request of the Company, the Underwriters have reserved for sale at the initial public offering price to persons designated by the Company a number of shares of Common Stock not to exceed five percent of the total number of shares of Common Stock in this Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these shares.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company expects that all future transactions between the Company and its officers, directors and principal stockholders and their affiliates will be approved in accordance with the Delaware General Corporation Law by a majority of the Board, as well as by a majority of the independent and disinterested directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 30, 1997, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company, by
(i) all those known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock, (ii) each Director of the Company, (iii) each of the Named Executive Officers and (iv) all Directors and executive officers of the Company as a group.

                                                   PERCENTAGE BENEFICIALLY
                                                           OWNED(2)
                                               --------------------------------
NAME AND ADDRESS OF BENEFICIAL       NUMBER OF
OWNER                                SHARES(1) PRIOR TO OFFERING AFTER OFFERING
------------------------------       --------- ----------------- --------------
Kleiner Perkins Caufield &           1,702,854       15.8%            12.8%
 Byers(3)..........................
 2750 Sand Hill Road
 Menlo Park, CA 94025
Sevin Rosen Funds(4)...............  1,431,564       13.3%            10.8%
 Two Galleria Tower
 13455 Noel Road, Suite 1670
 Dallas, TX 75240
Norwest Equity Partners(5).........  1,439,580       13.4%            10.9%
 245 Lytton Avenue, Suite 250
 Palo Alto, CA 94301
TRW Inc............................  1,346,568       12.5%            10.2%
 1 Federal System Park Drive
 Fairfax, VA 22033
Accel Partners(6)..................    647,928        6.0%             4.9%
 One Embarcadero Center, Suite 3820
 San Francisco, CA 94111
Kevin R. Compton(7)................  1,710,354       15.9%            12.9%
Mary Ann Byrnes(8).................    454,520        4.2%             3.4%
Stephen M. Dow(9)..................  1,439,064       13.4%            10.8%
Roland L. Robertson(10)............  1,346,568       12.5%            10.2%
David H. Ring(11)..................     64,338         *               *
Peter L.S. Currie(12)..............     33,334         *               *
David G. Thompson(13)..............    109,762        1.0%             *
Martin J. Silver(14)...............    120,000        1.1%             *
John F. Scott(15)..................    108,001        1.0%             *
Walter M. Price(16)................     66,982         *               *
All directors and executive
 officers as a group
 (14 persons)(17)..................  5,844,802       52.5%            42.8%

--------
   * Less than 1%
 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) Percentage ownership is calculated pursuant to Commission Rule 13d-
     3(d)(1).
 (3) Includes 1,693,616 shares held by Kleiner Perkins Caufield & Byers VII and 9,238 shares held by KPCB Information Sciences Zaibatsu Fund II.
 (4) Includes 1,428,230 shares held by Sevin Rosen Fund IV L.P. and 3,334 shares held by Sevin Rosen Bayless Management Company.
 (5) Includes 1,066,768 shares held by Norwest Equity Partners, IV and 372,812 shares held by Norwest Equity Partners, V.

 (6) Includes 593,498 shares held by Accel IV L.P., 27,862 shares held by Accel Investors '95 L.P., 12,312 shares held by Accel Keiretsu L.P. and 14,256 shares held by Ellmore C. Patterson Partners.
 (7) Includes 1,693,616 shares held by Kleiner Perkins Caufield & Byers VII and 9,238 shares held by KPCB Information Sciences Zaibatsu Fund II. Mr. Compton is a Director of the Company and a general partner of each of Kleiner Perkins Caufield & Byers VII and KPCB Information Sciences Zaibatsu Fund II. Mr. Compton disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 7,500 shares issuable to Mr. Compton upon the exercise of options exercisable within 60 days of June 30, 1997.
 (8) Includes 75,754 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
 (9) Includes 1,428,230 shares held by Sevin Rosen Fund IV L.P. and 3,334 shares held by Sevin Rosen Bayless Management Company. Mr. Dow is a Director of the Company, a general partner of SRB Associates IV L.P., the general partner of Sevin Rosen Fund IV L.P., and an officer of Sevin Rosen Bayless Management Company. Mr. Dow disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 7,500 shares issuable to Mr. Dow upon the exercise of options exercisable within 60 days of June 30, 1997.
(10) Includes 1,346,568 shares held by TRW Inc. Mr. Robertson is a Director of the Company and an officer of TRW Inc. Because Mr. Robertson does not have voting or dispository control over such shares, he disclaims beneficial ownership of all of such shares.
(11) Includes 7,526 shares held by Eureka Investments, L.P. and 6,062 shares held by the David H. Ring Charitable Remainder Unitrust. Mr. Ring is a Director of the Company, a general partner of Eureka Investments, L.P. and the trustee of the David H. Ring Charitable Remainder Unitrust. Mr. Ring disclaims beneficial ownership of the shares held by Eureka Investments, L.P. and the David H. Ring Charitable Remainder Unitrust except to the extent of his pecuniary interest therein.
(12) Includes 33,334 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
(13) Includes 26,627 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
(14) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
(15) Includes 18,000 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
(16) Includes 40,315 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.
(17) Includes 380,677 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this Offering, the Company will be authorized to issue 75,000,000 shares of Common Stock, $.001 par value per share, of which approximately 13,262,000 shares will be issued and outstanding, and 10,000,000 shares of undesignated Preferred Stock, $.001 par value per share, of which no shares will be issued and outstanding.

COMMON STOCK

  At June 30, 1997, there were 10,761,992 shares of Common Stock outstanding and held of record by approximately 120 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available. See "Dividend Policy." All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  After completion of this Offering, the Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions of such shares, including dividend rights, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of such series, which could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock.

WARRANTS

  In August 1995, in conjunction with a Master Lease Agreement, the Company issued a warrant to Comdisco, Inc. to purchase 27,073 shares of Common Stock at $5.91 per share which is exercisable until August 31, 2005. In connection with the financing of additional equipment under this Master Lease Agreement, the Company issued an additional warrant to Comdisco, Inc. to purchase 5,834 shares of Common Stock at $6.65 per share which is exercisable until August 5, 2006. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications or consolidations. Each warrant provides that the warrant holder may exercise the warrant without payment of cash by surrendering the warrant and receiving shares of Common Stock equal to the value of the warrant surrendered.

  In July 1996, the Company issued warrants to Comdisco, Inc. and MMC/GATX Partnership No. 1 to purchase 50,000 and 75,000 shares of Common Stock, respectively, at $6.65 per share which are exercisable before July 31, 2006. These warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications or consolidations. Each warrant provides that the warrant holder may exercise the warrant without payment of cash by surrendering the warrant and receiving shares of Common Stock equal to the value of the warrant surrendered.

REGISTRATION RIGHTS

  The holders of approximately 9,433,000 shares of Common Stock or their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of agreements between the Company and such Holders, if the Company proposes to register any of its securities under the Securities Act for its own account, such Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration in certain ways. In addition, Holders of at least 33% of approximately 9,433,000 shares of Common Stock with demand registration rights may require the Company to prepare and file a registration statement under the Securities Act with respect to the shares entitled to demand registration rights, and provided that the aggregate offering price, net of underwriting discounts and commissions, exceeds $2.5 million, the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is not obligated to effect more than two of these stockholder-initiated registrations nor to effect such a registration until six months after this Offering. The Holders of approximately 9,433,000 shares of Common Stock may also request the Company to register such shares on Form S-3 provided the shares registered have an aggregate market value of at least $1.0 million. The Company is not obligated to effect more than two of these registrations pursuant to Form S-3 per year. Generally, the Company is required to bear the expense of all such registrations. The registration rights of the Holders expire on the fifth anniversary of the effective date of this Offering. All rights of the Holders to require registration of the resale of their shares in connection with this Offering have been waived. In addition, holders of warrants to purchase approximately 125,000 shares of Common Stock have similar registration rights (other than demand registration rights) for the Common Stock underlying such warrants.

POSSIBLE ANTITAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS

  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS. The Company's Amended and Restated Certificate of Incorporation authorizes the Board to establish one or more series of undesignated Preferred Stock, the terms of which can be determined by the Board at the time of issuance. See "-- Preferred Stock." The Amended and Restated Certificate of Incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. The Company's Restated Bylaws provide that the Company's Board will be classified into three classes of Directors beginning at the 1998 annual meeting of stockholders. See "Management--Executive Officers and Directors." In addition, the Restated Bylaws will not permit stockholders of the Company to call a special meeting of stockholders; only the Company's Chief Executive Officer, President, Chairman of the Board or a majority of the Board will be permitted to call a special meeting of stockholders. The Restated Bylaws will also require that stockholders give advance notice to the Company's secretary of any nominations for Director or other business to be brought by stockholders at any stockholders' meeting and will require a supermajority vote of members of the Board and/or stockholders to amend certain Bylaw provisions. These provisions of the Amended and Restated Certificate of Incorporation and the Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors--Antitakeover Effects of Charter, Bylaws and Delaware Law."

  DELAWARE TAKEOVER STATUTE. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have approximately 13,262,000 shares of Common Stock outstanding (assuming no exercise of options or other convertible securities or issuances of Common Stock subsequent to June 30, 1997). The 2,500,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally be sold only in compliance with certain of the limitations of Rule 144 described below.

  The remaining approximately 10,762,000 shares of Common Stock are deemed "Restricted Shares" under Rule 144. Subject to the lockup restrictions described below, (i) approximately 334,000 Restricted Shares will be eligible for sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act, and (ii) approximately 7,737,000 additional Restricted Shares will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. The holders of approximately 10,756,000 Restricted Shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without Deutsche Morgan Grenfell Inc.'s prior written consent. Deutsche Morgan Grenfell Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the Restricted Shares subject to lock-up agreements.

  Upon expiration of the lock-up agreements 180 days after the date of this Prospectus, approximately 10,496,000 shares of Common Stock will be available for sale in the public market; the remaining approximately 266,000 shares will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied.

  In general, under Rule 144, beginning approximately 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 133,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

  Securities issued in reliance on Rule 701 (such as shares of Common Stock that may be acquired pursuant to the exercise of certain options granted prior to this Offering) are also restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by stockholders other than Affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by an Affiliate under Rule 144 without compliance with its one-year holding period requirement.

  Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

  In addition, the Company has registered a total of approximately 1,338,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Plan and approximately 167,000 shares of Common Stock reserved for issuance under the Purchase Plan. Further, upon expiration of the lock-up agreements described above, holders of approximately 9,433,000 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, for whom Deutsche Morgan Grenfell Inc., Hambrecht & Quist LLC and Wessels, Arnold & Henderson, L.L.C. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Deutsche Morgan Grenfell Inc.......................................   900,000
   Hambrecht & Quist LLC..............................................   675,000
   Wessels, Arnold & Henderson, L.L.C.................................   675,000
   Alex. Brown & Sons Incorporated....................................    50,000
   Cowen & Company....................................................    50,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................    50,000
   Robertson, Stephens & Company LLC..................................    50,000
   UBS Securities LLC.................................................    50,000
                                                                       ---------
     Total............................................................ 2,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

  The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers (who may include the Underwriters) a concession of not more than $0.60 per share. The selected dealers may reallow a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

  The Company has granted an option to the Underwriters to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  In connection with this Offering, the Company and the Directors, executive officers and certain stockholders have agreed not to offer or sell any Common Stock until the expiration of 180 days following the date of the final Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations between the Company and the Representatives. The principal factors considered in determining the initial public offering price included the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company will compete; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of this Offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. Each of the Representatives has informed the Company that it currently intends to make a market in the shares subsequent to the effectiveness of this Offering, but there can be no assurance that the Representatives will take any action to make a market in any securities of the Company.

  In October 1996, the Company issued 37,273 shares of Series C Preferred Stock to Hambrecht & Quist California which will be converted into 24,849 shares of Common Stock upon completion of this Offering. Hambrecht & Quist California is an affiliate of Hambrecht & Quist LLC. In October 1996, the Company issued 8,181 shares of Series C Preferred Stock to certain employees of Hambrecht & Quist LLC which will be converted into 5,454 shares of Common Stock upon completion of this Offering. Such shares were issued as part of the Company's private placement of 3,637,272 shares of Series C Preferred Stock at $5.50 per share.

  At the request of the Company, the Underwriters have reserved for sale at the initial public offering price to persons designated by the Company a number of shares of Common Stock not to exceed five percent of the total number of shares of Common Stock in this Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these shares.

  Certain persons participating in this Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain attorneys of Brobeck, Phleger & Harrison LLP own 5,436 shares of the Company's Common Stock.

                                    EXPERTS

  The financial statements and schedule of Corsair Communications, Inc. as of December 31, 1995 and 1996, and for the period from December 5, 1994 (inception) to December 31, 1994 and for each of the years in the two-year period ended December 31, 1996, have been included in this Prospectus and Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission the Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respect by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all of any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon approval of the Common Stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                          CORSAIR COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997 (unau-
 dited)................................................................... F-3
Statements of Operations for the Period from December 5, 1994 (inception)
 to December 31, 1994 and for the Years Ended December 31, 1995 and 1996
 and the Six Months Ended June 30, 1996 and 1997 (unaudited).............. F-4
Statements of Stockholders' Equity for the Period from December 5, 1994
 (inception) to December 31, 1994 and for the Years Ended December 31,
 1995 and 1996 and the Six Months Ended June 30, 1997 (unaudited)......... F-5
Statements of Cash Flows for the Period from December 5, 1994 (inception)
 to December 31, 1994 and for the Years Ended December 31, 1995 and 1996
 and the Six Months Ended June 30, 1996 and 1997 (unaudited).............. F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Corsair Communications, Inc.:

  We have audited the accompanying balance sheets of Corsair Communications, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period from December 5, 1994 (inception) to December 31, 1994 and for each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corsair Communications, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the period from December 5, 1994 (inception) to December 31, 1994 and for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
March 7, 1997, except as to
Note 9 which is as of June
13, 1997

                          CORSAIR COMMUNICATIONS, INC.

                                 BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     PRO FORMA
                                      DECEMBER 31,                   JUNE 30,
                                    ------------------   JUNE 30,      1997
                                      1995      1996       1997      (NOTE 2)
                                    --------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
              ASSETS
Current assets:
  Cash and cash equivalents........ $  7,072  $ 17,052   $ 10,500    $ 10,500
  Short-term investments...........    1,957     2,452      9,786       9,786
  Trade accounts receivable, less
   allowance for doubtful accounts
   of $404 for 1995 and 1996 and
   $451 for 1997...................      807     3,260      2,964       2,964
  Other receivables................       15        43        159         159
  Evaluation inventory.............      --      5,328      6,231       6,231
  Inventories, net.................    2,212     3,970      5,087       5,087
  Prepaid expenses.................      113        83        687         687
                                    --------  --------   --------    --------
    Total current assets...........   12,176    32,188     35,414      35,414
Property and equipment, net........    1,814     2,424      2,815       2,815
Other assets.......................      166       299        365         365
                                    --------  --------   --------    --------
                                    $ 14,156  $ 34,911   $ 38,594    $ 38,594
                                    ========  ========   ========    ========

        LIABILITIES AND
     STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................. $    338  $  3,428   $  1,270    $  1,270
  Accrued expenses.................      722     2,502      3,240       3,240
  Notes payable--current portion...      222     1,803      1,905       1,905
  Current portion of obligations
   under capital leases............       44       286        379         379
  Deferred revenue.................    1,083     4,487     11,101      11,101
                                    --------  --------   --------    --------
    Total current liabilities......    2,409    12,506     17,895      17,895
Notes payable......................      666     3,780      2,889       2,889
Obligations under capital leases,
 net of current portion............      109       614        600         600
Other long-term liabilities........      380       --         --          --
                                    --------  --------   --------    --------
    Total liabilities..............    3,564    16,900     21,384      21,384
                                    --------  --------   --------    --------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock,
   $.001 par value; 14,548,963
   shares authorized; 6,741,424,
   9,166,288, and 9,432,956 shares
   issued and outstanding,
   respectively; aggregate
   liquidation preference of
   $48,174 as of June 30, 1997;
   none issued or outstanding on a
   pro forma basis.................        7         9          9          --
  Common stock, $.001 par value;
   20,000,000 shares authorized;
   50,750, 604,094, and 1,329,036
   shares issued and outstanding,
   respectively; 10,761,992 shares
   issued and outstanding on a pro
   forma basis.....................      --          1          2          11
  Note receivable from stockhold-
   er..............................      --       (136)     (136)       (136)
  Additional paid-in capital.......   25,044    45,426     49,951      49,951
  Deferred compensation............      --        (69)     (960)       (960)
  Accumulated deficit..............  (14,459)  (27,220)  (31,656)    (31,656)
                                    --------  --------   --------    --------
    Total stockholders' equity.....   10,592    18,011     17,210      17,210
                                    --------  --------   --------    --------
                                    $ 14,156  $ 34,911   $ 38,594    $ 38,594
                                    ========  ========   ========    ========

                See accompanying notes to financial statements.

                          CORSAIR COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                           PERIOD FROM
                         DECEMBER 5, 1994    YEAR ENDED      SIX MONTHS ENDED
                          (INCEPTION) TO    DECEMBER 31,         JUNE 30,
                           DECEMBER 31,   -----------------  ------------------
                               1994        1995      1996      1996      1997
                         ---------------- -------  --------  --------  --------
                                                                (UNAUDITED)
Revenues:
  System revenue........     $   --       $ 7,351  $ 18,178  $  4,437  $ 18,302
  Service revenue.......         --           242     1,428       455     2,018
                             -------      -------  --------  --------  --------
    Total revenues......         --         7,593    19,606     4,892    20,320
                             -------      -------  --------  --------  --------
Cost of revenues:
  System revenue costs..         --         7,522    17,235     4,672    14,967
  Service revenue
   costs................         --           615     1,962       771     1,536
                             -------      -------  --------  --------  --------
    Total cost of reve-
     nues...............         --         8,137    19,197     5,443    16,503
                             -------      -------  --------  --------  --------
    Gross profit (defi-
     cit)...............         --          (544)      409      (551)    3,817
                             -------      -------  --------  --------  --------
Operating costs and ex-
 penses:
  Research and develop-
   ment.................         507        3,094     4,983     2,142     2,994
  Sales and marketing...          62        2,981     5,374     2,031     3,331
  General and adminis-
   trative..............         498        2,115     2,591     1,206     1,968
  Write-off of in-
   process research and
   development..........       4,894          --        --        --        --
                             -------      -------  --------  --------  --------
    Total operating
     costs and
     expenses...........       5,961        8,190    12,948     5,379     8,293
                             -------      -------  --------  --------  --------
    Operating loss......      (5,961)      (8,734)  (12,539)   (5,930)   (4,476)
Interest income (ex-
 pense), net............          20          218      (220)       55        43
                             -------      -------  --------  --------  --------
    Loss before income
     taxes..............      (5,941)      (8,516)  (12,759)   (5,875)   (4,433)
Income taxes............           1            1         2       --          3
                             -------      -------  --------  --------  --------
    Net loss............     $(5,942)     $(8,517) $(12,761)  $(5,875) $(4,436 )
                             =======      =======  ========  ========  ========
Pro forma net loss per
 share data (Note 2):
  Pro forma net loss per
   share................                           $  (1.44) $  (0.69) $  (0.40)
                                                   ========  ========  ========
  Shares used in per
   share computation....                              8,870     8,499    10,962
                                                   ========  ========  ========

                See accompanying notes to financial statements.

                          CORSAIR COMMUNICATIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

           PERIOD FROM DECEMBER 5, 1994 (INCEPTION) TO JUNE 30, 1997

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                           CONVERTIBLE                        NOTE
                         PREFERRED STOCK    COMMON STOCK   RECEIVABLE  ADDITIONAL                              TOTAL
                         ---------------- ----------------    FROM      PAID-IN     DEFERRED   ACCUMULATED STOCKHOLDERS'
                          SHARES   AMOUNT  SHARES   AMOUNT STOCKHOLDER  CAPITAL   COMPENSATION   DEFICIT      EQUITY
                         --------- ------ --------- ------ ----------- ---------- ------------ ----------- -------------
Issuance of Series A
 convertible preferred
 stock, net of issuance
 costs of $25         .  4,066,772  $  4        --   $--     $(3,000)   $12,171      $  --      $    --      $  9,175
Issuance of Series A
 convertible preferred
 stock in conjunction
 with asset purchase
 agreement.............  1,346,568     1        --    --         --       4,039         --           --         4,040
Net loss...............        --    --         --    --         --         --          --        (5,942)      (5,942)
                         ---------  ----  ---------  ----    -------    -------      ------     --------     --------
Balances as of December
 31, 1994..............  5,413,340     5        --    --      (3,000)    16,210         --        (5,942)       7,273
Collection of
 stockholders' notes...        --    --         --    --       3,000        --          --           --         3,000
Exercise of common
 stock options.........        --    --      50,750   --         --          15         --           --            15
Issuance of convertible
 preferred stock
 warrants in
 conjunction with debt
 financings............        --    --         --    --         --          30         --           --            30
Issuance of Series B
 convertible preferred
 stock, net of issuance
 costs of $34         .  1,328,084     2        --    --         --       8,789         --           --         8,791
Net loss...............        --    --         --    --         --         --          --        (8,517)      (8,517)
                         ---------  ----  ---------  ----    -------    -------      ------     --------     --------
Balances as of December
 31, 1995..............  6,741,424     7     50,750   --         --      25,044         --       (14,459)      10,592
Exercise of common
 stock options.........        --    --     553,344     1       (136)       230         --           --            95
Issuance of convertible
 preferred stock
 warrants in
 conjunction with debt
 financings............        --    --         --    --         --         131         --           --           131
Issuance of Series C
 convertible preferred
 stock, net of issuance
 costs of $56         .  2,424,864     2        --    --         --      19,948         --           --        19,950
Deferred compensation
 related to grant of
 stock options.........        --    --         --    --         --          73         (73)         --           --
Amortization of
 deferred
 compensation..........        --    --         --    --         --         --            4          --             4
Net loss...............        --    --         --    --         --         --          --       (12,761)     (12,761)
                         ---------  ----  ---------  ----    -------    -------      ------     --------     --------
Balances as of December
 31, 1996..............  9,166,288     9    604,094     1       (136)    45,426         (69)     (27,220)      18,011
Deferred compensation
 related to grant of
 stock options
 (unaudited)...........        --    --         --    --         --       1,129      (1,129)         --           --
Amortization of
 deferred compensation
 (unaudited)...........        --    --         --    --         --         --          238          --           238
Exercise of common
 stock options
 (unaudited)...........        --    --     724,942     1        --         399         --           --           400
Issuance of Series D
 convertible preferred
 stock, net of issuance
 costs of $3
 (unaudited)...........    266,668   --         --    --         --       2,997         --           --         2,997
Net loss (unaudited)...        --    --         --    --         --         --          --       (4,436)      (4,436)
                         ---------  ----  ---------  ----    -------    -------      ------     --------     --------
Balances as of June 30,
 1997 (unaudited)......  9,432,956  $  9  1,329,036  $  2    $  (136)   $49,951      $ (960)    $(31,656)    $ 17,210
                         =========  ====  =========  ====    =======    =======      ======     ========     ========

                See accompanying notes to financial statements.

                          CORSAIR COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                            PERIOD FROM
                          DECEMBER 5, 1994    YEAR ENDED      SIX MONTHS ENDED
                           (INCEPTION) TO    DECEMBER 31,         JUNE 30,
                            DECEMBER 31,   -----------------  -----------------
                                1994        1995      1996     1996      1997
                          ---------------- -------  --------  -------  --------
                                                                (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net loss...............      $(5,942)     $(8,517) $(12,761) $(5,875) $(4,436)
 Adjustments to recon-
  cile net loss to net
  cash used in operating
  activities:
 Depreciation and amor-
  tization..............            8          472     1,013      453       712
 Write-off of in proc-
  ess research and de-
  velopment.............        4,894          --        --       --        --
 Amortization of de-
  ferred compensation...          --           --          4      --        238
 Loss on disposition of
  fixed assets..........          --           --        --       --        100
 Changes in operating
  assets and liabili-
  ties:
  Trade accounts re-
   ceivable.............          --          (808)   (2,453)    (418)      296
  Other receivables.....          --           --        (28)     (38)     (116)
  Inventories...........          --         1,551    (7,086)  (3,440)   (2,020)
  Prepaid expenses and
   other assets.........          (18)        (162)      (78)     (49)     (690)
  Accounts payable and
   accrued expenses.....          905          302     4,870    2,686    (1,420)
  Deferred revenue......          --         1,423     3,024       16     6,614
                              -------      -------  --------  -------  --------
   Net cash used in op-
    erating activities..         (153)      (5,739)  (13,495)  (6,665)     (722)
                              -------      -------  --------  -------  --------
Cash flows from invest-
 ing activities:
 Purchase of short-term
  investments...........          --        (1,957)   (2,452)     --    (13,260)
 Proceeds from
  sales/maturity of
  short-term invest-
  ments.................          --           --      1,957    1,957     5,926
 Purchases of property
  and equipment.........           (3)      (1,528)     (605)     (84)     (889)
                              -------      -------  --------  -------  --------
   Net cash (used in)
    provided by invest-
    ing activities......           (3)      (3,485)   (1,100)   1,873    (8,223)
                              -------      -------  --------  -------  --------
Cash flows from financ-
 ing activities:
 Proceeds from sale of
  preferred stock, net
  of offering costs.....       13,215        8,791    19,950      --      2,997
 Proceeds from exercise
  of common stock op-
  tions.................          --            15        95        3       400
 Proceeds from notes
  payable...............          --           970     4,925      --        --
 Proceeds from issuance
  of warrants...........          --            30       131      --        --
 Principal payments on
  note payable..........          --           (82)     (230)    (100)     (789)
 Principal payments on
  capital lease.........          --           (12)     (232)     (58)     (215)
 Loan to stockholder....          --           --        (64)     --        --
 Repayment of notes pay-
  able to ESL Incorpo-
  rated.................          --        (3,235)      --       --        --
 Payment to ESL Incorpo-
  rated for asset pur-
  chase.................       (6,240)         --        --       --        --
 Proceeds from note re-
  ceivable from stock-
  holders...............          --         3,000       --       --        --
                              -------      -------  --------  -------  --------
   Net cash provided by
    (used in) financing
    activities..........        6,975        9,477    24,575     (155)    2,393
                              -------      -------  --------  -------  --------
Net increase (decrease)
 in cash and cash equiv-
 alents.................        6,819          253     9,980   (4,947)   (6,552)
Cash and cash equiva-
 lents, beginning of
 year/period............          --         6,819     7,072    7,072    17,052
                              -------      -------  --------  -------  --------
Cash and cash equiva-
 lents, end of
 year/period............      $ 6,819      $ 7,072  $ 17,052  $ 2,125  $ 10,500
                              =======      =======  ========  =======  ========
Supplemental disclosures
 of cash flow informa-
 tion:
 Cash paid during the
  year/period:
 Interest...............      $    10      $   112  $    458  $    62  $    431
                              =======      =======  ========  =======  ========
 Income taxes...........      $   --       $     1  $      2  $   --   $      3
                              =======      =======  ========  =======  ========
 Noncash financing and
  investing activities:
 Issuance of note pay-
  able to ESL Incorpo-
  rated.................      $ 3,000      $   --   $    --   $   --   $    --
                              =======      =======  ========  =======  ========
 Receipt of note re-
  ceivable from stock-
  holders...............      $ 3,000      $   --   $    --   $   --   $    --
                              =======      =======  ========  =======  ========
 Assets acquired
  through capital
  lease.................      $   --       $   165  $    979  $   402  $    294
                              =======      =======  ========  =======  ========
 Common stock issued
  upon exercise of
  stock options in ex-
  change for stock-
  holder note...........      $   --       $   --   $    136  $   --   $    --
                              =======      =======  ========  =======  ========
 Deferred compensation
  relating to stock op-
  tion grants...........      $   --       $   --   $     73  $   --   $  1,129
                              =======      =======  ========  =======  ========

                See accompanying notes to financial statements.

                         CORSAIR COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1996

             (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR THE
                      SIX MONTHS THEN ENDED IS UNAUDITED)

1. BUSINESS

  Corsair Communications, Inc. (the Company) was incorporated in the state of Delaware in December 1994 to develop an open architecture hardware and software system that can serve as a platform for the delivery of multiple products and services to the wireless telecommunications industry. The Company sells and markets its products to wireless telecommunications carriers domestically and internationally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Pro Forma Balance Sheet

  In May 1997, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) permitting the Company to sell shares of its common stock in connection with a proposed initial public offering (IPO). If this Offering is consummated under the terms and at the pricing presently anticipated, all the currently outstanding preferred stock will automatically convert to common stock upon the closing of the IPO, and the number of shares of preferred and common stock authorized will change to 10,000,000 and 75,000,000, respectively. The effect of the above transactions has been reflected in the accompanying pro forma balance sheet as of June 30, 1997.

 Revenue Recognition

  System revenue is comprised of hardware sales and software licensing, net of estimated allowances. Revenue from hardware sales is recognized upon commissioning of the product (the activation of the cell site equipment, following testing, integration and implementation), unless a sales agreement contains specific acceptance criteria, in which case hardware revenue is recognized upon achievement of such criteria. Revenue from the licensing of system software, which includes post-contract customer support and certain product enhancements, is recognized ratably over the term of the license period.

  Service revenue is comprised of field maintenance and other services. Revenue from field maintenance contracts is recognized ratably over the term of the maintenance period. Revenue from other sources is recognized as the services are performed.

  Deferred revenue primarily includes deferred software license and maintenance revenue and deposits received from customers after shipment but prior to installation of systems.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentrations of credit risk principally consist of cash, cash equivalents, short-term investments, and accounts receivable.

  The Company limits the amounts invested in any one type of investment. The Company maintains its cash investments with several financial institutions. Management believes the financial risks associated with such deposits are minimal.

  The Company has historically sold its products directly to wireless telecommunications carriers. Sales generally are not collateralized, credit evaluations are performed as appropriate, and allowances are provided for estimated credit losses. The Company has not experienced significant losses on trade receivables from any particular customer or geographic region.

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


 Cash Equivalents and Short-Term Investments

  Cash equivalents consist of instruments with remaining maturities of 90 days or less at the date of acquisition. Certain cash equivalents and all of the Company's investments are classified as available-for-sale under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The securities are carried at fair value which approximates cost. To date, the fair value of the securities has not differed significantly from the cost basis of the securities.

  The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Realized gains and losses, and declines in value judged to be other than temporary on available-for-sale securities, if any, are included in interest income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income, net.

  Investments, all of which are debt securities maturing in one year or less as of December 31, 1996 and are classified as available-for-sale, consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
     Commercial paper............................................ $  --  $3,955
     U.S. Treasury notes.........................................  3,947    --
     Certificates of Deposit.....................................    --     525
                                                                  ------ ------
                                                                  $3,947 $4,480
                                                                  ====== ======

  Included in short-term investments as of December 31, 1996 is $480,000 in a restricted access account as required under a special sale agreement.

 Inventories

  Inventories are stated at the lower of cost, on a first-in, first-out basis, or market.

  Evaluation inventory is comprised of finished hardware units (stated at the lower of cost or market) delivered to a customer which are pending commissioning of the product.

 Property and Equipment

  Property and equipment are recorded at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Depreciation is calculated under the straight-line method over the estimated useful lives of the assets, generally three to five years. Equipment held under capital leases is amortized over the shorter of the lease term or the estimated useful life of the asset. Leasehold improvements are amortized on a straight-line method over the shorter of the lease term or the estimated useful life of the asset.

 Software Research and Development Costs

  All costs incurred to establish the technological feasibility of software are expensed as incurred. Costs incurred subsequent to establishing technological feasibility are capitalized and amortized on a straight-line basis over their estimated useful lives. The Company determines that technological feasibility has been established once a product design and working model

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)

have been completed and tested. No software research and development costs have been capitalized to date as such amounts have not been significant.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations, or liquidity.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share data is based on the weighted-average number of shares of common stock and common equivalent shares from stock options and warrants outstanding, using the treasury stock method, and convertible preferred stock on an "as if converted" basis.

  Pursuant to certain SEC Staff Accounting Bulletins, common stock and convertible preferred stock issued for consideration below the assumed IPO price and stock options granted and warrants issued with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of pro forma net loss per share, using the treasury stock

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)

method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance or grant.

  The Financial Accounting Standards Board recently issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 requires the presentation of basic earnings per share (EPS) and, for companies with complex capital structures, diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company expects that for profitable periods basic EPS will be higher than earnings per share as presented in the accompanying financial statements and diluted EPS will not differ materially from earnings per share as presented in the accompanying financial statements. Computations for loss periods should not change significantly.

 Interim Financial Statements

  The accompanying unaudited financial statements as of and for the six months ended June 30, 1996 and 1997, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

3. BALANCE SHEET AND STATEMENT OF OPERATIONS COMPONENTS

 Inventories

  Inventories consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                          ------------- JUNE 30,
                                                           1995   1996    1997
                                                          ------ ------ --------
   Raw materials......................................... $2,056 $2,492  $3,150
   Work in process.......................................     62  1,026     988
   Finished goods........................................     94    452     949
                                                          ------ ------  ------
                                                          $2,212 $3,970  $5,087
                                                          ====== ======  ======

 Property and Equipment

  Property and equipment consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
   Computer equipment............................................ $  789 $1,779
   Furniture and fixtures........................................    439    589
   Purchased software............................................    118    407
   Leasehold improvements........................................    524    524
   Machinery & equipment.........................................    424    579
                                                                  ------ ------
                                                                   2,294  3,878
   Less accumulated depreciation and amortization................    480  1,454
                                                                  ------ ------
                                                                  $1,814 $2,424
                                                                  ====== ======

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


  The cost of capitalized leased assets included in property and equipment is approximately $130,000 and $1,109,000 as of December 31, 1995 and 1996, respectively.

 Accrued Expenses

  Accrued expenses consisted of the following (In thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1995   1996
                                                                  -------------
     Accrued retrofit............................................ $ --  $   912
     Accrued warranty costs......................................   --      140
     Accrued benefits............................................   114     820
     Other.......................................................   608     630
                                                                  ----- -------
                                                                  $ 722 $ 2,502
                                                                  ===== =======

 Significant Customers

  The following tables summarize the Company's significant customers as of and for the years ended December 31, 1995 and 1996:

                                                                    PERCENTAGE
                                                                     OF TOTAL
                                                                     REVENUES
                                                                    ------------
                                                                    1995   1996
                                                                    -----  -----
     Customer A....................................................   56%    --
     Customer B....................................................   40%    15%
     Customer C....................................................   --     18%
     Customer D....................................................   --     27%
     Customer E....................................................   --     13%

                                                                    PERCENTAGE
                                                                     OF TRADE
                                                                     ACCOUNTS
                                                                    RECEIVABLE
                                                                    -----------
                                                                     DECEMBER
                                                                        31,
                                                                    -----------
                                                                    1995  1996
                                                                    ----- -----
     Customer B....................................................  100%  --
     Customer D....................................................   --    54%

4. PURCHASE OF ASSETS

  On December 14, 1994, the Company paid $6,240,000 in cash and issued a $3,000,000 promissory note (6.66% interest rate) to ESL Incorporated (ESL) (a subsidiary of TRW Inc.) for the purchase of rights to certain research and development projects which had no future alternative uses and certain assets. The promissory note was repaid in full during fiscal 1995. A schedule of the assets acquired follows (In thousands):

     Inventory.......................................................... $3,762
     Property and equipment.............................................    598
     In process research and development................................  4,894
     Other liabilities, net.............................................    (14)
                                                                         ------
                                                                         $9,240
                                                                         ======

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


  Following the asset purchase, ESL continued to provide certain services to the Company, which were reimbursed in fiscal 1995.

5. DEBT

  In August 1995, the Company entered into a loan and security agreement with a lending institution pursuant to which the Company borrowed $1.0 million, secured by the Company's inventory and fixed assets, at a 14.95% stated interest rate. Principal and interest payments are due ratably over 42 months with the final installment due on March 1, 1999. As of December 31, 1996, the outstanding obligation totaled $717,000. In conjunction with the loan and security agreement, the Company issued a warrant to purchase 27,073 shares of Series B convertible preferred stock at an exercise price of $5.91 per share. The warrant shall be exercisable for a period of 10 years, or 5 years from the closing of an underwritten public offering. The warrant was assigned a value of $30,000, with the value being amortized over the term of the loan and recorded as interest expense.

  In July 1996, the Company entered into loan and security agreements with two lending institutions pursuant to which the Company borrowed $5.0 million at a 14.55% stated interest rate. The creditors were granted a security interest in certain of the Company's tangible and intangible assets. The notes are due in January 2000. As of December 31, 1996, the outstanding obligation totaled $5.0 million. The Company issued a warrant in conjunction with this debt financing to purchase 130,834 shares of Series B convertible preferred stock at an exercise price of $6.65 per share. The warrant shall be exercisable for a period of 10 years, or 5 years from the closing of an underwritten public offering. The warrant was assigned a value of $131,000, with the value being amortized over the term of the loan and recorded as interest expense.

  During 1996, the Company obtained a $3.0 million line of credit collateralized by eligible accounts receivable. The line bears interest at prime plus 0.5% (8.75% as of December 31, 1996) and expires in August 1997. As of December 31, 1996, no borrowings were outstanding under the line of credit.

  Debt outstanding as of December 31, 1996 will be due in aggregate annual principal payments of $1,803,000, $1,879,000, $1,762,000, and $139,000 in each of the years from 1997 through 2000, respectively.

6. INCOME TAXES

  A reconciliation of the federal statutory rate of 34% to the Company's effective tax rate is as follows (In thousands):

                                               PERIOD FROM
                                             DECEMBER 5, 1994   YEAR ENDED
                                              (INCEPTION) TO   DECEMBER 31,
                                               DECEMBER 31,   ----------------
                                                   1994        1995     1996
                                             ---------------- -------  -------
Benefit at U.S. federal statutory rate......     $(2,020)     $(2,895) $(4,338)
Unutilized net operating losses.............       1,938        2,856    4,244
State income taxes..........................         --             1        2
Nondeductible expenses......................          83           39       94
                                                 -------      -------  -------
  Total tax expense.........................     $     1      $     1  $     2
                                                 =======      =======  =======

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             1995      1996
                                                            -------  --------
   Deferred tax assets:
     Inventory, due to reserves and additional amounts
      capitalized for tax.................................. $   504  $    553
     Other accruals and reserves not currently deductible
      for tax purposes.....................................     590       761
     Technology asset......................................   1,978     1,817
     Net operating loss carryforward and deferred start-up
      costs................................................   2,997     7,548
     Credit carryforwards..................................     265       543
     Other.................................................      38       104
                                                            -------  --------
   Gross deferred tax assets...............................   6,372    11,326
     Less valuation allowance..............................  (6,371)  (11,326)
                                                            -------  --------
   Total deferred tax assets...............................       1       --
                                                            -------  --------
   Deferred tax liabilities:
     Fixed assets..........................................      (1)      --
                                                            -------  --------
     Net deferred taxes.................................... $   --   $    --
                                                            =======  ========

  The net change in the valuation allowance for the years ended December 31, 1995 and 1996, was an increase of approximately $3,904,000 and $4,955,000, respectively. Management believes that sufficient uncertainty exists as to whether the deferred tax assets will be realized, and accordingly, a valuation allowance is required.

  As of December 31, 1996, the Company had net federal and California operating loss carryforwards of approximately $18.1 million and $13.7 million, respectively, for income tax reporting. The federal net operating loss carryforwards expire beginning in 2009 through 2011. The California net operating loss carryforwards expire beginning in 1999 through 2001.

  The Company also has research and experimental tax credits aggregating approximately $265,000 and $198,000 for federal and California purposes, respectively. The federal credits expire beginning in 2009 through 2011. The California credits carry over indefinitely until utilized.

  There are also California credit carryforwards for qualified manufacturing and research and development equipment of approximately $80,000; these credits expire in 2005.

  The Tax Reform Act of 1986 and the California Conformity Act of 1987 impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code. The Company's ability to utilize its net operating loss and tax credit carryforwards may be subject to restriction pursuant to these provisions.

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


7. STOCKHOLDERS' EQUITY

 Convertible Preferred Stock

  The Company has four series of preferred stock that are outstanding: Series A, B, C, and D. Each share of preferred stock is convertible, at the option of the holder, into fully paid shares of common stock. The conversion rate is based on the original purchase price, subject to adjustments for stock dividends, stock splits and capital reorganizations and dilution.

  As of June 30, 1997, preferred stock consisted of the following:

                                                                                        SHARES
                        DIVIDENDS                     LIQUIDATION                     ISSUED AND
     SERIES             PER ANNUM                     PREFERENCE                      OUTSTANDING
     ------             ---------                     -----------                     -----------
        A                $0.150                         $ 3.00                         5,413,340
        B                 0.330                           6.65                         1,328,084
        C                 0.413                           8.25                         2,424,864
        D                 0.563                          11.25                           266,668

  In the event of liquidation, consolidation, merger, or winding up of the Company prior to conversion, holders of preferred stock are entitled to receive, in preference to the holders of the common stock, an amount equal to their liquidation preference or a pro rata share of the remaining assets, based on their ownership of the Company.

 Series A Convertible Preferred Stock

  In December 1994, the Company issued 5,413,340, shares of Series A convertible preferred stock for gross proceeds of $13,240,000 in cash and a $3,000,000 note receivable from stockholders, which was collected in 1995.

 Series B Convertible Preferred Stock

  In October 1995, the Company issued 1,328,084 shares of Series B convertible preferred stock for gross proceeds of $8,825,000 in cash.

 Series C Convertible Preferred Stock

  In October 1996, the Company issued 2,424,864 shares of Series C convertible preferred stock for gross proceeds of $20,006,000 in cash.

 Series D Convertible Preferred Stock

  In March 1997, the Company issued 266,668 shares of Series D convertible preferred stock for gross proceeds of $3,000,000 in cash.

 Common Stock

  As of December 31, 1996, employees held 384,242 shares of common stock outstanding by virtue of option exercises which were subject to repurchase by the Company at prices ranging from $0.30 to $0.69 per share. The Company's right of repurchase expires 25% on the first anniversary of the original issuance date and monthly thereafter, over a four-year period.

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)

 Stock Option Plans

  The Company has a 1996 Stock Option/Stock Issuance Plan and a 1997 Officer Stock Option Plan (the Plans) under which the Company's Board of Directors may issue either nonqualified or incentive stock options to employees or consultants of the Company. The Company reserved 2,333,334 shares of common stock for issuance under the Plans. The Plans expire 10 years after adoption. Under provisions of the Plans, options are granted at fair market value at date of grant for incentive stock options or no less than 85% of fair market value for nonqualified options. The options are fully exercisable upon grant. Options generally expire 10 years from date of grant. Options generally vest over 4 years with 25% vesting on the first anniversary of the vesting commencement date and monthly thereafter. Under the stock issuance provision, the Board of Directors may issue shares of the Company's common stock directly at discounts of up to 15% of fair market value.

 Accounting for Stock-based Compensation

  The Company has elected to continue to use the intrinsic value-based method to account for all of its stock-based employee compensation plans. Under Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, the Company recorded deferred compensation costs totaling $1,202,000 related to its stock option plans for the difference between the exercise price of each option and the fair market value of the underlying common stock as of the grant date for each stock option. This amount is being amortized over the vesting period of the individual options, generally four years. Amortization of deferred compensation totaled $4,000 in 1996 and $238,000 in the six months ended June 30, 1997, and has been charged to operating expenses.

  Pursuant to SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company is required to disclose the pro forma effects on the net losses of the Company as if the Company had elected to use the fair value approach to account for all its stock-based employee compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's 1995 and 1996 net losses and 1996 pro forma net loss per share would not have been materially impacted.

  The fair value of each option is estimated using the minimum value method on the date of grant with the following weighted-average assumptions: a risk-free interest rate of 6%; and an expected life of 2.5 years. No dividend impact was considered as the Company has never declared, and does not have plans to declare, any future dividends.

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


  The following table summarizes activity under the Plans:

                                            WEIGHTED-  OPTIONS     WEIGHTED-
                                             AVERAGE  VESTED AT     AVERAGE
                                            EXERCISE   PERIOD-   FAIR VALUE OF
                                  SHARES      PRICE      END    OPTIONS GRANTED
                                 ---------  --------- --------- ---------------
Outstanding as of December 31,
 1994..........................        --     $ --
Options granted................  1,223,543     0.33                  $0.04
                                                                     =====
Options exercised..............    (50,750)    0.30
Options canceled...............   (128,835)    0.30
                                 ---------    -----
Outstanding as of December 31,
 1995..........................  1,043,958     0.34    148,351
                                                       =======
Options granted................    644,634     0.70                  $0.20
                                                                     =====
Options exercised..............   (553,344)    0.42
Options canceled...............   (161,321)    0.50
                                 ---------    -----
Outstanding as of December 31,
 1996..........................    973,927     0.51    243,699
                                                       =======
Options granted (unaudited)....    507,258     4.27                  $3.11
                                                                     =====
Options exercised (unaudited)..   (724,942)    0.56
Options canceled (unaudited)...    (18,083)    0.69
                                 ---------    -----
Outstanding as of June 30, 1997
 (unaudited)...................    738,160    $3.03     95,979
                                 =========    =====    =======

  The following table summarizes information about fixed stock options outstanding as of December 31, 1996:

                            OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                 ----------------------------------------- ------------------------
                         WEIGHTED-AVERAGE
                            REMAINING     WEIGHTED-AVERAGE         WEIGHTED-AVERAGE
EXERCISE PRICES  OPTIONS CONTRACTUAL LIFE  EXERCISE PRICE  OPTIONS  EXERCISE PRICE
---------------  ------- ---------------- ---------------- ------- ----------------
     $0.30       473,098       8.48            $0.30       210,700      $0.30
     $0.69       471,161       8.67            $0.69        32,999      $0.69
     $0.84        29,668       9.87            $0.84           --         --

 Notes Receivable from Stockholder

  In November 1996, the Company issued an aggregate of 370,101 shares of common stock in connection with option exercises by the Company's President. In connection with such issuance, the Company's President paid for the stock by issuing a note payable (secured pursuant to a pledge agreement for 370,101 shares of common stock held by the Company's President) to the Company. The Company has the right to repurchase such stock at the original purchase price per share upon the purchaser's cessation of service prior to vesting in such shares. The repurchase right lapses over the following four years. As of December 31, 1996, 218,385 of such shares of common stock are included in the 384,242 total shares of common stock subject to repurchase by the Company. The secured note payable bears interest at the rate of 7% per annum with the entire principal balance of the note, together with all accrued or unpaid interest, due and payable on the earlier of (a) November 13, 2000; (b) the expiration of

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)

the 60-day period following the date the Company's President ceases employment on a regular or full-time basis with the Company; (c) the expiration of the 190-day period following the date the Company completes a successful IPO; or
(d) the date on which the Company completes a transaction where 50% of the outstanding shares of common stock of the Company is acquired by a single purchaser or by a group of purchasers acting together.

8. COMMITMENTS AND CONTINGENCIES

 Leases

  In August 1995, the Company entered into a leasing agreement to finance the purchase of up to $1.0 million in equipment. In 1996, the Company entered into a second leasing agreement to finance the purchase of an additional $500,000 in equipment. Lease terms under both agreements are for 42 months, are secured by the leased equipment and are accounted for as capital leases.

  The Company is obligated under certain noncancelable operating leases for office space and equipment expiring at various dates through 1999. Total rental expense was $10,064, $508,000 and $461,256 for the period from December 5, 1994 (inception) to December 31, 1994, and for the years ended December 31, 1995 and 1996, respectively.

  Future minimum payments under capital and operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows (In thousands):

 YEAR ENDING                                                   CAPITAL OPERATING
DECEMBER 31,                                                   LEASES   LEASES
------------                                                   ------- ---------
 1997......................................................... $  367   $1,167
 1998.........................................................    367    1,614
 1999.........................................................    282    1,658
 2000.........................................................     15    1,707
 2001.........................................................    --     1,760
 Thereafter...................................................    --       743
                                                               ------   ------
 Total minimum lease payments.................................  1,031   $8,649
                                                                        ======
 Less amount representing interest............................    131
                                                               ------
                                                                  900
 Less current portion of obligations under capital lease......    286
                                                               ------
 Long-term obligations under capital lease.................... $  614
                                                               ======

 Litigation

  The Company is involved in various legal matters that have arisen in the normal course of business. Management believes, after consultation with counsel, any liability that may result from the disposition of such legal matters will not have a material adverse effect on the Company's financial condition or results of operations.

                         CORSAIR COMMUNICATIONS, INC.

               (INFORMATION AS OF JUNE 30, 1996 AND 1997 AND FOR
                    THE SIX MONTHS THEN ENDED IS UNAUDITED)


9. SUBSEQUENT EVENTS

 Stock Split

  On May 27, 1997, the Company's Board of Directors authorized a two-for-three reverse stock split on all outstanding shares and options, which has been approved by the stockholders. Accordingly, all share and per share amounts have been adjusted to reflect the stock split.

 1997 Stock Incentive Plan

  On May 20, 1997, the Board of Directors adopted (approved by the stockholders on May 27, 1997) the 1997 Stock Incentive Plan (the 1997 Plan). The 1997 Plan succeeds the previous equity incentive programs, and 1,337,633 shares of the Company's common stock have been authorized under the 1997 Plan. Included in the 1997 Plan is a provision for the automatic grant of nonstatutory options to nonemployee Board of Director members of 1,500 shares per annum. The options are exercisable at the then current fair market value and generally vest over a 12-month period beginning one month after the grant date. The options expire 10 years from grant date.

 1997 Employee Stock Purchase Plan

  On May 20, 1997, the Board of Directors adopted (approved by the stockholders on May 27, 1997) the 1997 Employee Stock Purchase Plan (the Purchase Plan) and reserved 166,667 shares of common stock for issuance under the Purchase Plan.

 Loan and Security Agreement

  In June 1997, the Company signed a Loan and Security Agreement which made available a $3.0 million equipment term loan facility at prime plus 0.75% (9.25% at June 30, 1997). The loan facility is available through July 1998 and is secured by any underlying equipment purchased. As of June 30, 1997, the Company did not have any borrowings under the equipment term loan, and any future borrowings will be repaid over three years.

                              [INSIDE BACK COVER]



Background:                        Green

Main inner box background:         Tan

Upper box background:              Blue with one orange fingerprint at right

Text in upper box:                 Corsair has developed a leading system
                                   solution to cloning fraud-PhonePrint(R)
Text in upper left box
  (slightly lower):                PhonePrint In Action

Graphics in center of page:        Two faces at left next to cellular
                                   telephone handsets.  Text below top
                                   face is "Cloner" and text below
                                   lower face is "Customer."  Jagged
                                   lines from each handset to cellular
                                   telephone site depicted by an
                                   antennae near a small building next
                                   to text "Cell Site."  To right of
                                   cell site, box with text "Step 1"
                                   inside and text "Create Fingerprint"
                                   below. Fingerprints below overlaying
                                   jagged lines.  Text inside box to
                                   right "Step 2" with text "Compare"
                                   below.  Cylinder below with text
                                   "Fingerprint Database."  To right of
                                   fingerprint database, box with text
                                   "Step 3" inside and text "Decide"
                                   below.  Red X at end of upper jagged
                                   line next to text "Mismatch: Call
                                   Disconnected."  Lower jagged line
                                   continues to hexagon with text
                                   "Wireless Network" inside which has
                                   multiple arrows to right.
Text in center box
  (below graphics):                PhonePrint Fraud Prevention System

Text in lower left box:            PhonePrint Deployed

Text below in bullet format:       Protects millions of subscribers in over 40
                                     wireless markets in North America, the
                                     Caribbean, and Asia.
                                   Proven, sustainable  results--100 million
                                     "cloned" calls disconnected.

Text in lower right corner:        CORSAIR COMMUNICATIONS (with logo)

--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary.....................................................    3
  The Company............................................................    4
  Risk Factors...........................................................    5
  Use of Proceeds........................................................   17
  Dividend Policy........................................................   17
  Capitalization.........................................................   18
  Dilution...............................................................   19
  Selected Financial Data................................................   20
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations.........................................................   21
  Business...............................................................   27
  Management.............................................................   40
  Certain Transactions...................................................   51
  Principal Stockholders.................................................   54
  Description of Capital Stock...........................................   56
  Shares Eligible for Future Sale........................................   59
  Underwriting...........................................................   61
  Legal Matters..........................................................   63
  Experts................................................................   63
  Additional Information.................................................   63
  Index to Financial Statements..........................................  F-1

  UNTIL AUGUST 23, 1997, (25 DAYS FROM THE DATE OF THIS PROSPECTUS) ALL
 DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------
[LOGO OF CORSAIR COMMUNICATIONS]
2,500,000 SHARES
COMMON STOCK


DEUTSCHE MORGAN GRENFELL
HAMBRECHT & QUIST
WESSELS, ARNOLD & HENDERSON

PROSPECTUS
JULY 29, 1997